Exhibit I

HDFC BANK LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2024		September 30, 2024 (Unaudited)		September 30, 2024 (Unaudited)
	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	2,086,031.4	Rs.	2,137,887.3	US$	25,524.0
Investments held for trading, at fair value		461,245.3		400,276.2		4,778.8
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,792,147.6 and Rs. 2,969,094.3 (US$ 35,447.6), as of March 31, 2024 and September 30, 2024, respectively]		8,295,487.1		8,813,611.0		105,224.6
Securities purchased under agreements to resell		34,178.3		327,602.8		3,911.2
Loans [net of allowance of Rs. 457,346.5 and Rs. 493,269.8 (US$ 5,889.1), as of March 31, 2024 and September 30, 2024, respectively]		26,335,700.9		26,760,427.3		319,489.3
Accrued interest receivable		249,644.5		264,226.3		3,154.6
Property and equipment, net		147,030.4		158,791.6		1,895.8
Intangible assets, net		1,396,117.2		1,382,961.1		16,511.0
Goodwill		1,629,510.3		1,629,510.3		19,454.5
Other assets		2,528,211.3		2,736,209.7		32,667.2
Separate account assets		955,416.3		1,092,020.8		13,037.5

Total assets	Rs.	44,118,573.0	Rs.	45,703,524.4	US$	545,648.5

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	20,688,406.2	Rs.	22,238,979.6	US$	265,508.4
Non-interest-bearing deposits		3,079,829.4		2,725,799.8		32,543.0

Total deposits		23,768,235.6		24,964,779.4		298,051.4
Securities sold under repurchase agreements		56,541.0		—		—
Short-term borrowings		1,313,737.1		1,509,711.6		18,024.3
Accrued interest payable		238,638.8		299,302.3		3,573.3
Long-term debt		6,648,772.0		6,071,297.4		72,484.4
Accrued expenses and other liabilities		1,295,002.8		1,343,829.0		16,043.8
Separate account liabilities		955,416.3		1,092,020.8		13,037.5
Liabilities on policies in force		1,763,979.1		1,957,943.1		23,375.6
Undistributed policy holders earnings account		192,067.5		260,191.7		3,106.4

Total liabilities	Rs.	36,232,390.2	Rs.	37,499,075.3	US$	447,696.7

Shareholders’ equity:
Equity shares: par value Rs. 1.0 each; authorized 11,906,100,000 shares and 11,906,100,000 shares; issued and outstanding 7,596,910,662 shares and 7,630,778,309 shares, as of March 31, 2024 and September 30, 2024, respectively	Rs.	7,596.9	Rs.	7,630.8	US$	91.1
Additional paid-in capital		4,344,576.8		4,398,655.5		52,515.0
Retained earnings		1,746,416.9		1,934,294.2		23,093.3
Statutory reserve		881,143.2		883,330.9		10,546.0
Accumulated other comprehensive income/ (loss)		(15,540.4)		57,235.4		683.3
Treasury stock, at cost		(16,866.0)		(16,866.0)		(201.4)

Total HDFC Bank Limited shareholders’ equity		6,947,327.4		7,264,280.8		86,727.3
Noncontrolling interest in subsidiaries		938,855.4		940,168.3		11,224.5
Total shareholders’ equity		7,886,182.8		8,204,449.1		97,951.8

Total liabilities and shareholders’ equity	Rs.	44,118,573.0	Rs.	45,703,524.4	US$	545,648.5

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six-month period ended September 30,
	2023		2024		2024
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	975,932.0	Rs.	1,238,645.3	US$	14,788.0
Trading securities		3,164.7		6,250.9		74.6
Available for sale debt securities		226,607.5		300,291.3		3,585.1
Other		32,604.4		40,077.1		478.5

Total interest and dividend revenue		1,238,308.6		1,585,264.6		18,926.2

Interest expense:
Deposits		454,995.2		599,726.3		7,160.1
Short-term borrowings		46,153.2		43,100.7		514.6
Long-term debt		165,712.1		244,692.6		2,921.4
Other		610.4		2,939.1		35.1

Total interest expense		667,470.9		890,458.7		10,631.2

Net interest revenue		570,837.7		694,805.9		8,295.0
Provision for credit losses		76,443.8		83,055.2		991.6

Net interest revenue after provision for credit losses		494,393.9		611,750.7		7,303.4

Non-interest revenue, net:
Fees and commissions		131,893.7		157,039.6		1,874.9
Trading securities gain, net		12,398.5		48,500.8		579.0
Realized gain on sales of available for sale debt securities, net		1,243.1		475.7		5.7
Allowance on available for sale debt securities		57.2		(8.7)		(0.1)
Foreign exchange transactions		(4,237.8)		25,792.5		307.9
Derivatives gain, net		3,855.9		23,962.9		286.1
Premium and other operating income from the insurance business		117,048.2		211,568.5		2,525.9
Other, net		7,494.7		21,921.9		261.7

Total non-interest revenue, net		269,753.5		489,253.2		5,841.1

Total revenue, net		764,147.4		1,101,003.9		13,144.5

Non-interest expense:
Salaries and staff benefits		128,382.6		149,500.6		1,784.9
Premises and equipment		29,664.7		37,742.7		450.6
Depreciation and amortization		15,235.9		18,719.9		223.5
Administrative and other		131,768.5		111,521.0		1,331.4
Amortization of intangible assets		8,031.6		13,156.1		157.1
Claims and benefits paid pertaining to insurance business		121,579.6		264,334.7		3,155.9

Total non-interest expense		434,662.9		594,975.0		7,103.4

(Surplus) / Deficit in P&L transferred to undistributed policyholders earnings account		(19,438.6)		(71,056.0)		(848.3)

Income before income tax expense		310,045.9		434,972.9		5,192.8
Income tax expense		59,045.0		88,098.8		1,051.8

Net income before noncontrolling interest	Rs.	251,000.9	Rs.	346,874.1	US$	4,141.0
Less: Net income attributable to shareholders of noncontrolling interest		(205.0)		8,315.1		99.3

Net income attributable to HDFC Bank Limited	Rs.	251,205.9	Rs.	338,559.0	US$	4,041.7

Per share information: (see note 21)
Earnings per equity share—basic	Rs.	38.22	Rs.	45.58	US$	0.54
Earnings per equity share—diluted	Rs.	38.05	Rs.	45.40	US$	0.53
Per ADS information (where 1 ADS represents 3 shares): (see note 21)
Earnings per ADS—basic	Rs.	114.66	Rs.	136.74	US$	1.62
Earnings per ADS—diluted	Rs.	114.15	Rs.	136.20	US$	1.59

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Six-month period ended September 30,
	2023		2024		2024
	(In millions)
Net income before noncontrolling interest	Rs.	251,000.9	Rs.	346,874.1	US$	4,141.0
Other comprehensive income, net of tax:
Long- duration insurance contract discount rate change		11,726.2		(46,910.8)		(560.1)
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. (177.0) and Rs. (93.5), as of September 30, 2023 and September 30, 2024, respectively]		561.2		785.5		9.4
Available for sale debt securities:
Net unrealized gain/ (loss) arising during the period [net of tax Rs. 186.0 and Rs. (26,407.7), as of September 30, 2023 and September 30, 2024, respectively]		(557.0)		109,363.2		1,305.7
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. (372.4) and Rs. (1,147.0), as of September 30, 2023 and September 30, 2024, respectively]		1,128.3		3,176.8		37.9

Other comprehensive income, net of tax		12,858.7		66,414.7		792.9
(Surplus)/ Deficit in OCI transferred to undistributed policyholders earnings account		(1,922.5)		7,144.2		85.3
Total comprehensive income		261,937.1		420,433.0		5,019.2
Less: Comprehensive income attributable to shareholders of noncontrolling interest		(428.6)		9,098.7		108.6

Comprehensive income attributable to HDFC Bank Limited	Rs.	262,365.7	Rs.	411,334.3	US$	4,910.6

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended September 30,
	2023		2024		2024
			(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	251,000.9	Rs.	346,874.1	US$	4,141.0
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for credit losses		76,443.8		83,055.2		991.6
Depreciation and amortization		15,235.9		18,719.9		223.5
Amortization of deferred customer acquisition costs and fees		10,924.4		16,471.3		196.6
Amortization of premium/(discount) on investments		8,712.6		10,823.6		129.2
Amortization of intangible assets		8,031.6		13,156.1		157.1
Allowance on available for sale debt securities		(57.2)		8.7		0.1
Deferred tax expense/ (benefit)		(17,599.4)		(16,702.6)		(199.4)
Other gains, net		(4,663.0)		(6,158.2)		(73.5)
Share-based compensation expense		9,842.8		13,181.0		157.4
Net realized (gain)/ loss on sale of available for sale debt securities		(1,243.1)		(475.7)		(5.7)
(Gain)/ loss on disposal of property and equipment, net		(359.1)		(101.0)		(1.2)
Unrealized exchange (gain)/ loss		1,724.1		3,455.7		41.3
Net change in:
Investments held for trading		126,971.8		48,486.2		578.9
Accrued interest receivable		(15,321.3)		(14,526.1)		(173.4)
Other assets		(10,841.0)		(128,706.1)		(1,536.3)
Accrued interest payable		48,283.9		60,605.7		723.6
Accrued expense and other liabilities		(5,814.0)		18,138.4		216.6
Policyholder’s Fund		90,058.5		262,088.2		3,129.0

Net cash provided by operating activities		591,332.2		728,394.4		8,696.4

Cash flows from investing activities:
Term placements, net		(101,416.5)		(15,995.7)		(191.0)
Activity in available for sale debt securities:
Purchases		(2,974,774.9)		(1,874,153.9)		(22,375.3)
Proceeds from sales		1,432,506.5		595,407.2		7,108.5
Maturities, prepayments and calls		620,373.4		867,964.7		10,362.5
Net change in repurchase agreements and reverse repurchase agreements		1,138,162.9		(349,965.5)		(4,178.2)
Proceeds from loans securitised				246,466.1		2,942.5
Loans purchased		(116,976.0)		—		—
Repayments on loans purchased		52,750.2		763.1		9.1
Increase in loans originated, net of principal collections		(1,549,371.2)		(764,762.0)		(9,130.4)
Additions to property and equipment		(24,879.4)		(30,771.8)		(367.4)
Proceeds from sale or disposal of property and equipment		483.9		408.2		4.9
Net cash received on acquisition of HDFC Limited		54,793.7		—		—
Activity in equity securities, net		58,529.7		(42,086.5)		(502.5)

Net cash used in investing activities		(1,409,817.7)		(1,366,726.1)		(16,317.3)

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Unaudited)

	Six-month period ended September 30,
	2023		2024	2024
	(In millions)
Cash flows from financing activities:
Net increase in deposits		1,316,230.9	1,192,009.2		14,231.2
Net increase/(decrease) in short-term borrowings		37,646.1	194,839.3		2,326.2
Proceeds from issue of shares by a subsidiary to noncontrolling interests		1,196.7	3,235.7		38.6
Proceeds from issuance of long-term debt		569,672.8	256,460.9		3,061.9
Repayment of long-term debt		(670,966.0)	(837,438.3)		(9,998.1)
Proceeds from issuance of equity shares for options and warrants exercised		67,274.5	39,184.1		467.8
Payment of dividends		(86,315.0)	(157,767.6)		(1,883.6)

Net cash provided by financing activities		1,234,740.0	690,523.3		8,244.0

Effect of exchange rate changes on cash and due from banks, and restricted cash		2,659.3	(335.7)		(4.0)
Net change in cash and due from banks, and restricted cash		418,913.8	51,855.9		619.1
Cash and due from banks, and restricted cash, beginning of year		1,387,395.2	2,086,031.4		24,904.9

Cash and due from banks, and restricted cash, end of year	Rs.	1,806,309.0	2,137,887.3	US$	25,524.0

Supplementary cash flow information:
Interest paid	Rs.	506,003.6	829,795.2	US$	9,906.8
Income taxes paid, net of refunds	Rs.	78,216.8	120,917.9	US$	1,443.6
Non-cash investment activities
i) Payable for purchase of property and equipment	Rs.	6,216.8	8,484.9	US$	101.3
ii) Trade date sale receivable of available for sale debt securities	Rs.	2,184.3	918.3	US$	11.0
iii) Operating lease right-of-use assets		Refer to note 20—“Commitments and contingencies— Lease commitments” for more information and balances as of September 30, 2024.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve (*)		Accumulated Other Comprehensive Income/(Loss)		Treasury stock at cost		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2023	5,579,742,786	Rs.	5,579.7	Rs.	883,371.9	Rs.	1,447,784.1	Rs.	643,738.7	Rs.	(68,273.7)	Rs.		Rs.	2,912,200.7	Rs.	5,637.2	Rs.	2,917,837.9
Shares issued upon exercise of options	31,526,962		31.5		35,314.9										35,346.4		—		35,346.4
Shares issued on account of Business Combination (net)(**)	1,945,770,658		1,945.8		3,308,588.4										3,310,534.2		926,787.1		4,237,321.3
Purchase consideration towards warrants & options eHDFC					45,712.9										45,712.9				45,712.9
Shares issued upon exercise of equity warrant	24,775,632		24.8		31,903.3										31,928.1		—		31,928.1
Share-based compensation					9,842.8										9,842.8				9,842.8
Dividends							(86,315.0)								(86,315.0)				(86,315.0)
Change in ownership interest in subsidiary					848.5										848.5		(848.5)		—
Shares issued to noncontrolling interest															—		1,196.7		1,196.7
Treasury stock							—						(16,868.0)		(16,868.0)				(16,868.0)
Transfer to statutory reserve							(82,744.5)		82,744.5						—				—
Net income							251,205.9								251,205.9		(205.0)		251,000.9
Net change in accumulated other comprehensive income											11,159.8				11,159.8		(223.6)		10,936.2
Balance at September 30, 2023	7,581,816,038	Rs.	7,581.8	Rs.	4,315,582.7	Rs.	1,529,930.5	Rs.	726,483.2	Rs.	(57,113.9)	Rs.	(16,868.0)	Rs.	6,505,596.3	Rs.	932,343.9	Rs.	7,437,940.2

(*)

Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. Of the total transfers to the statutory reserve, Rs. 80,557.3 million pertains to acquisition of eHDFC.

(**)	Net of 1,164,625,834 shares (par value Rs. 1.0 each) cancelled upon business combination.

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve (*)		Accumulated Other Comprehensive Income/(Loss)		Treasury stock at cost		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2024	7,596,910,662	Rs.	7,596.9	Rs.	4,344,576.8	Rs.	1,746,416.9	Rs.	881,143.2	Rs.	(15,540.4)	Rs.	(16,866.0)	Rs.	6,947,327.4	Rs.	938,855.4	Rs.	7,886,182.8
Shares issued upon exercise of options	33,867,647		33.9		39,150.2										39,184.1		—		39,184.1
Share-based compensation					13,181.0										13,181.0				13,181.0
Dividends							(148,494.0)								(148,494.0)		(9,273.6)		(157,767.6)
Change in ownership interest in subsidiary					1,747.5										1,747.5		(1,747.5)		—
Shares issued to noncontrolling interest															—		3,235.7		3,235.7
Transfer to statutory reserve							(2,187.7)		2,187.7						—				—
Net income							338,559.0								338,559.0		8,315.1		346,874.1
Net change in accumulated other comprehensive income											72,775.8				72,775.8		783.2		73,559.0
Balance at September 30, 2024	7,630,778,309	Rs.	7,630.8	Rs.	4,398,655.5	Rs.	1,934,294.2	Rs.	883,330.9	Rs.	57,235.4	Rs.	(16,866.0)	Rs.	7,264,280.8	Rs.	940,168.3	Rs.	8,204,449.1
Balance at September 30, 2024	7,630,778,309	US$	91.1	US$	52,515.0	US$	23,093.3	US$	10,546.0	US$	683.3	US$	(201.4)	US$	86,727.3	US$	11,224.5	US$	97,951.8

(*)

Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Bank overview

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on July 29, 2024.

2. Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in Other assets and the Bank’s proportionate share of income or loss is included in “Non-interest revenue, other”. The Bank consolidates Variable Interest Entities (“VIEs”) where the Bank is determined to be the primary beneficiary. All significant inter-company balances and transactions are eliminated on consolidation.

b. Basis of presentation

These consolidated financial statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). U.S. GAAP differs in certain material respects from Generally Accepted Accounting Principles in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”), the guidelines issued by the Securities and Exchange Board of India (“SEBI”), and the guidelines issued by the Insurance Regulatory and Development Authority of India (“IRDAI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose consolidated financial statements of the Bank in India. Principal differences include the determination of the allowance for credit losses, classification and valuation of investments, classification and valuation of insurance contracts, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combination, lease accounting and the presentation format and disclosures of the consolidated financial statements and related notes.

c. Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these consolidated financial statements that are susceptible to change include the allowance for credit losses, the valuation of investments, impairment of securities, valuation of derivatives, valuation of intangible assets acquired on acquisition of eHDFC, valuation of insurance policies liabilities, stock-based compensation, unrecognized tax benefits, valuation of lease liabilities and impairment assessment of recognized intangible assets and goodwill.

d. Investments in securities

Investments consist of securities purchased as part of the Bank’s treasury operations, such as government securities and other debt securities, and investments purchased as part of the Bank’s wholesale banking operations, such as credit substitute securities issued by the Bank’s wholesale banking customers.

Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer credit risk as it does for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by the Bank with the issuer.

All other securities, including mortgage-and asset-backed securities, are actively managed as part of the Bank’s treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly-rated.

Securities that are held principally for resale in the near term are classified as held for trading (“HFT”) and are carried at fair value, with changes in fair value recorded in net income.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”) and are carried at amortized cost.

All debt securities that are not classified as HTM or HFT are classified as available for sale (“AFS”) debt securities and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income/(loss), a separate component of shareholders’ equity.

Equity securities are classified under “Other assets”. Marketable securities are measured at fair value and any change in fair value is recorded in earnings. Non-marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. The Bank’s review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.

Fair values are based on market quotations, where a market quotation is available or otherwise based on present values at current interest rates for such investments.

Transfers between categories are recorded at fair value on the date of the transfer.

For equity investments (“investee”), where control over an investee is typically determined by majority ownership; however, circumstances may arise where a majority-owned investment is not controlled. In such cases, equity method accounting is applied, particularly when the other shareholder(s) of the investee holds substantive participative rights granted by law or contract.

The Bank’s consolidated net income incorporates its proportionate share of the net income or loss from equity method investees.

e. Impairment of debt securities

The Bank conducts a review of all AFS debt securities with fair value below their carrying value or with zero loss expectation. The Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. A reversal of credit losses is recognized in net income. The Bank recognizes the entire difference between amortized cost basis and fair value in net income for impaired AFS debt securities that the Bank has an intent to sell or for which the Bank believes it will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on debt securities in a timely manner in line with the Bank’s non-accrual and past due policies and on any debt security classified as non-performing. The Bank does not purchase debt securities with credit deterioration.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

f. Loans

The Bank grants retail and wholesale loans to customers.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to net income over the lives of the related loans.

Interest is accrued on the unpaid principal balance and is included in interest income. Loans are generally placed on “non-accrual” status when interest or principal payments are ninety days past due or if they are considered non-performing, at which time no further interest is accrued and any unrealized interest recognized in the consolidated statement of income is reversed. Interest income and principal payments on loans placed on non-accrual status are recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

g. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

The Bank’s allowance for credit losses comprises of:

•	the allowance for credit losses, which covers the Bank’s loan portfolios and is presented separately on the balance sheet in Loans,

•	the allowance for lending-related commitments, which is recognized on the balance sheet in Accrued expenses and other liabilities,

•	the allowance for credit losses on investment securities, which covers the Bank’s AFS debt securities and is recognized on the balance sheet in Investments AFS debt securities; and

•

the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in Accrued expenses and other liabilities.

All changes in the allowance for credit losses are recognized in the consolidated statement of income.

The Bank’s policies used to determine its allowance for credit losses and its allowance for lending-related commitments are described below:

The Bank’s loan portfolio is bifurcated into Retail and Wholesale portfolios, wherein the Retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. The Bank does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on loans more than 90 days past due and in the case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing. The expected life for retail loans and wholesale loans is determined based on their contractual terms and expected prepayments as applicable. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. The Bank has an Unconditionally Cancellable Clause (“UCC”) for credit card lines and in accordance with the current expected credit loss (CECL) accounting guidance, the Bank makes an allowance only for debt drawn at the time of expected loss measurement. The Bank applies expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.

The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. The Retail loans are charged off against allowances typically when the account becomes 150 to 1,095 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days for auto loans, commercial vehicle and construction equipment finance, 1,095 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. The Wholesale loans are charged off against the allowance when management believes that the loan balance may not be recovered, including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Wholesale loans are considered non-performing when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining non-performance include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due. Wholesale loans that experienced insignificant payment delays and payment shortfalls are generally not classified as non-performing but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors are considered by the Bank for selection of loans for credit reviews and assessment of allowance.

In order to estimate the allowance, the Bank primarily relies on its risk-segmentation models, which are also an integral part of the Bank’s risk management framework. Risk segmentation aims to group homogenous exposures together to allow for collective assessment of expected losses.

Expected Loss estimation under collective assessment, is primarily based on Probability of Default (“PD”), Loss given Default (“LGD”) and Exposure at Default (“EAD”) estimates. The Bank has modeled its PD estimates at the aforementioned granularity for its retail and wholesale portfolios and has also created the remaining expected life structure of the same for computation of credit losses.

The Bank’s off-balance sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, the Bank recognizes an allowance for credit loss (“ACL”) associated with the unfunded amounts. The Bank does not recognize an ACL for commitments that are unconditionally cancellable at the Bank’s discretion. ACL for off-balance sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheets. ACL in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.

Collective and individual assessments

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to historical experience, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management’s view of current conditions and forecasts.

The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for expected credit losses for pools of loans that share similar risk characteristics and second an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans.

As an integral part of the credit process, the Bank has a pooling and rating model for its retail and wholesale credit portfolio respectively. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal rating is reviewed at least annually.

The majority of the Bank’s credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”) by grouping them into homogeneous pools of loans. If an exposure does not share risk characteristics with other exposures, the Bank generally estimates expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a troubled debt restructuring (“TDR”), collateral-dependent loans, and borrowers with financial difficulties.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Portfolio-based component (Pooled Loans)

The portfolio-based component begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one risk rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Bank’s exposure at default.

Apart from its historical experience, the Bank seeks to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses for the Bank into its allowance. The Bank therefore includes in its estimation the use of quantitative statistical models to predict the impact of macro-economic variables, on rating downgrades/ defaults. The Bank uses macro-economic variables that are relevant to the specific product to develop a reasonable and supportable forecast specific to the relevant macro-economic variable for the expected performance of the product. In deploying these models, the Bank has assessed the impact of relevant set of macro-economic variables on its expected losses, and uses macro-economic forecasts published by Centre for Monitoring Indian Economy (CMIE) for this assessment. As the macro- economic forecasts are published for a year the Bank reverts to the historical average default rate beyond this period over a straight-line basis. Any adjustments needed to the modelled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment, if any, among other things may include specific portfolio characteristics, expected sectoral performance, expected impact of internal strategies or external events on the product/segment; model limitations; idiosyncratic events; and other relevant criteria. The total ACL is comprised of the quantitative and qualitative components.

The Bank estimates its allowance for credit losses for pooled loans based on its PD and LGD, determined for the respective risk pools. The Bank estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts. The allowance for credit losses for the quantitative component of pooled loans is the product of multiplying the PD, LGD and EAD.

Asset-specific component

To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger and non-accrual risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while smaller loans (both scored and risk-rated) are aggregated for evaluation based on factors relevant for the respective class of assets. Loans are identified for individual assessment based on financial difficulty which includes nonperforming loans, labeled loans and loans identified based on management judgment.

The Bank generally measures the asset-specific allowance as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s original effective interest rate. Subsequent changes in impairment, including those related to the passage of time, are generally recognized as an adjustment to the allowance for credit losses. For collateral-dependent loans, the fair value of collateral less estimated costs to sell is used to determine the charge-off amount for declines in value (to reduce the amortized cost of the loan to the fair value of collateral) or the amount of the negative allowance that should be recognized (for recoveries of prior charge-offs associated with improvements in the fair value of collateral).

The asset-specific component of the allowance for credit losses that have been or are expected to be modified in TDRs incorporates the effect of the modification on the loan’s expected cash flows (including forgone interest, principal forgiveness, and other concessions), and also the potential for redefault. For wholesale loans modified or expected to be modified in TDRs, expected losses incorporate management’s expectation of the borrower’s ability to repay under the modified terms.

Estimating the timing and amounts of future cash flows is highly subject to judgment as these cash flow projections rely upon estimates such as loss severities, asset valuations, default rates (including redefault rates on modified loans), the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

h. Income tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for a full year.

i. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis using the effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment. Commission, Fees, Charges for rendering services such as Investment Management fees are recognized on an accrual basis as per the terms of service / agreement as applicable and where there is reasonable certainty of ultimate collection.

Dividends from investments are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Premiums related to traditional long-duration products are recognized as revenues when due from policyholders. Premiums related to short-duration products are recognized on a pro-rata basis over the applicable contract term. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred as a DPL. The DPL is also recognized on the premiums received on the business acquired as on the PGAAP date. The DPL is amortized or recognized as earnings based on the amortization basis as mentioned in deferred acquisition cost. Premiums related to short-duration products are recognized on a pro rata basis over the applicable contract term. Unearned premiums, representing the portion of premium written related to the unexpired coverage, are reflected as liabilities until earned. Deposits related to universal life and investment-type products are credited to “Premium and other operating income from insurance business”. Revenues from such contracts consist of fees for mortality, policy administration, fund management charges, surrender charges and other charges as applicable are recorded in universal life and investment-type line of business in the period in which services are provided. All revenues and expenses are presented net of reinsurance, as applicable.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

j. Goodwill

Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. The Bank tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis for the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

k. Intangible Assets

The Bank’s identifiable intangible assets consists of, Brand, Investment Management Contract, Value of Business Acquired (“VOBA”), Distribution Network, Customer Relationship and Transferable Development Rights acquired in Business Combination. All intangible assets except Brand and Investment Management Contract are definite-lived intangible assets and are recorded at acquisition date fair value.

The Bank’s definite-lived intangible assets are amortized over their estimated useful lives. Indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently, if necessary.

Intangible Assets	Useful lives (years)	Amortization method
Brand	Indefinite	Not applicable
Investment Management Contract	Indefinite	Not applicable
Value of Business Acquired (VOBA)	Life of the underlying contracts	Constant level basis(*)
Distribution Network	17	Straight line
Customer Relationship	17	Straight line
Transferable Development Rights	8	Straight line

(*)	VOBA is amortized on a constant-level basis that approximates straight-line amortization (Refer note 14)

The Bank reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset.

l. Recently adopted accounting standards

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Bank adopted the ASU effective April 1, 2024. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operation.

m. Recently issued accounting pronouncements not yet effective

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The update requires enhanced annual disclosures for specific categories in the rate reconciliation and income taxes paid disaggregated by federal, state and foreign taxes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Bank does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

n. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the six-month period ended September 30, 2024 have been translated into U.S. dollars at US$1.00 = Rs. 83.76 as published by the Federal Reserve Board of New York on September 30, 2024. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

3. Business Combination

On July 01, 2023, the Bank completed the acquisition of 100% equity interest in Housing Development Finance Corporation Limited (“HDFC Limited” or “eHDFC”) a housing finance company in India providing housing loans to individuals as well as corporates, undertaking lease rental discounting and construction finance. The acquisition was achieved by means of a composite scheme for the amalgamation of (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited and (ii) HDFC Limited with and into the Bank. Post-acquisition, all other subsidiaries and affiliates of HDFC Limited became subsidiaries and affiliates of the Bank.

Pursuant to the Scheme of Amalgamation dated April 04, 2022 (“Scheme”) and as amended, eHDFC shareholders received 42 shares (face value Rs.1 each) of the Bank, as consideration, for every 25 shares (face value Rs.2 each) held in eHDFC. The scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed Form INC 28 with Registrar of Companies (“ROC”) on July 01, 2023 and accordingly, the Scheme became effective on July 01, 2023 (“Effective date”), resulting in the Bank obtaining control.

Total purchase consideration was Rs. 5,337,741.5 million (US$ 63,726.6 million) based on the Bank’s closing price of Rs. 1,701.4 (US$ 20.3) per share on the National Stock Exchange (“NSE”) as of June 30, 2023. The Bank has allotted 3,110,396,492 common equity shares on completing the transaction. Share based compensation held by eHDFC’s employees were converted into Bank’s equity share based compensation with number of shares underlying such awards adjusted based on the exchange ratio resulting in 48,461,845 shares post acquisition and fair valued using the binomial method. Share warrants issued to qualified institutional buyers were converted into Bank’s common equity share with number of shares underlying such warrants adjusted based on the exchange ratio resulting in 24,792,768 warrants post acquisition and fair valued using the Black and Scholes method. The merger was completed for the purpose of increasing revenue opportunities through cross-selling of products leveraging the extensive customer base, offering a comprehensive suite of financial services, and tapping into operational efficiencies by streamlining back-office functions and benefiting from economies of scale. Additionally, the Bank sought to improve liquidity through access to a wider pool of funds at potentially lower rates and enhance capital adequacy through the combined strong capital base post-merger.

The results of operations acquired from eHDFC group have been included in the Bank’s financial statements since July 01, 2023.

The business combination was completed during fiscal 2024 and has been accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Accordingly, assets acquired and liabilities assumed were recorded at their estimated fair value on the acquisition date. The determination of estimated fair values required management to exercise judgment and make estimates concerning discount rates, anticipated future cash flows, prevailing market conditions, among others at the time of the merger, and other forthcoming events that are highly sensitive in nature.

The following table provides a purchase price allocation to the identifiable assets acquired and liabilities assumed of eHDFC group and the noncontrolling interest at their estimated fair values as of the acquisition date.

Particulars	As of July 1, 2023,
	(In millions)
Consideration
Common equity share issued (3,110,396,492 shares of the Bank)	Rs.	5,292,028.6	US$	63,180.9
Share-based compensation		35,240.7		420.7
Share warrants		10,472.2		125.0

Fair value of total consideration transferred		5,337,741.5		63,726.6
Settlement of pre-existing relationship (refer note below)		(69,312.6)		(827.5)
Investment in the Bank by eHDFC (refer note below)		(1,981,494.4)		(23,656.8)

Fair value of net purchase consideration transferred		3,286,934.5		39,242.3

Acquisition-related costs		1,900.0		22.7
Less:
A. Recognised amounts of identifiable assets acquired
Cash and due from banks		10,344.1		123.5
Investment securities		2,842,356.2		33,934.5
Loans - Net		6,428,635.4		76,750.7
Accrued interest receivable		37,276.7		445.0
Property and equipment		39,136.2		467.2
Identified intangibles assets		1,434,818.1		17,130.1
Other assets		622,978.8		7,437.7
Separate account assets		857,528.7		10,237.9

Total estimated assets acquired		12,273,074.2		146,526.6

Add:
B. Recognized amounts of identifiable liabilities assumed and Noncontrolling Interests
Deposits		1,571,204.5		18,758.4
Accrued expenses and other liabilities		781,742.3		9,333.1
Borrowings		4,977,276.5		59,423.1
Separate account liabilities		857,528.7		10,237.9
Liabilities on policies in force		1,499,749.1		17,905.3
Noncontrolling Interest in eHDFC subsidiaries		926,787.1		11,064.8

Total estimated liabilities assumed		10,614,288.2		126,722.6

Goodwill		1,628,148.5		19,438.3

Above identifiable net assets includes assets and liabilities of the disposal group classified as held for sale as on date of acquisition i.e., HDFC Credila Financial Services Limited and HDFC Education and Development Services Limited amounting to Rs. 103,500 million (US$ 1,241.9 million) [includes goodwill amounting to Rs. 73,576.1 million (US$ 878.4 million)] and Rs. 1,976.0 million (US$ 23.6 million), respectively.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Total amount of goodwill is Rs. 1,628,148.5 million (US$ 19,438.3 million). None of the goodwill recognized is expected to be deductible for income tax purpose.

The recorded goodwill of Rs. 1,628,148.5 million (US$ 19,438.3 million) resulting from the acquisition primarily reflects the anticipated synergies and economies of scale derived from the integration of operations between the Bank and eHDFC group. Additionally, a portion of this goodwill is attributable to intangible assets that do not meet the criteria for separate recognition as per ASC 805, Business Combinations.

Goodwill is allocated among the Reporting Units (“RUs”) as per assignment method where goodwill is derived from the residual amount on the relative excess of the fair value of the RUs over the net assets of the RUs. The assignment of Goodwill recorded as a result of the acquisition to the Bank’s reportable segments is as follows:

Particulars	As of July 1, 2023,
	(In millions)
Retail Banking	Rs.	368,079.6	US$	4,394.5
Wholesale Banking		71,617.3		855.0
Insurance Services		959,080.0		11,450.3
Others		229,371.6		2,738.5

Total		1,628,148.5		19,438.3

Valuation methodology adopted for estimation of fair values of significant assets acquired and liabilities assumed:

Cash and due from banks: Given the short-term nature of assets, the carrying amount was determined to be reasonable estimate for fair value.

Investment in securities: Includes Investments held for trading, Investments available for sale debt securities and securities purchased under agreements to resell. The carrying amount of these assets is a reasonable estimate of its fair value which are based on market quotations, where market quotations are available or otherwise based on present values at current interest rates for such investments.

Loans: The loan asset was segmented into two categories i.e. retail loans and wholesale loans. The present value of retail loans is determined by considering the exposure at default (“EAD”), weighted average interest rate, and remaining tenure for each segment. This involves calculating the monthly equated monthly instalments (“EMI”), interest, principal payments, and accounting for prepayments. Discount rates are then applied to the projected cash flows to derive the present value. The valuation methodology of wholesale loans involves computing yields using base rates and spreads to derive yield curves. Monthly cash flows are calculated based on the repayment schedule, with present values derived using the yields as discount rates. The total present value is the sum of the discounted cash flows over the loan’s tenure.

Property and Equipment: Property and Equipment includes Building and Other Fixed Assets including computer/IT equipment, electric installations, air conditioners, etc. Fair Valuation of Building has been carried out using the sales comparison method under market approach, which involves comparing the properties being appraised with similar buildings that have recently been sold or rented (comparable buildings) or for which offers to purchase or rent have been made, thereby modelling the behavior of the market. Valuation of Other Fixed Asset is done using depreciated replacement cost method under cost approach. The method considers the remaining useful economic life, age, condition, depreciation, obsolescence, residual value, and other relevant factors to determine the attributable value of the assets.

Other assets: Other assets substantially includes investments in affiliate valued at fair value based on the latest transaction price.

Separate account assets and liabilities: The carrying amount of these assets and liabilities are reasonable estimates of fair value. The assets consist primarily of equity securities, fixed maturities, real estate-related investments, short-term investments and derivative instruments and are reported at fair value.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The liabilities primarily represent the policyholder’s account balances in separate account assets and will be equal and offsetting to total separate account assets.

Deposits: The fair value of deposits, including public individual, public trust, recurring deposit, and compounding instruments, is estimated using the discounted cash flow method. This approach applies cumulative interest rates from the respective rate cards, which are determined based on a market participant perspective, and considers the remaining tenure for each deposit category.

Borrowings: The fair value of borrowings comprising commercial papers, non-convertible debentures (“NCDs”), subordinate debt issued are estimated by discounting the estimated future cash flows using rates currently available to the Bank for debt with similar remaining maturities. As deemed appropriate proxy discount rates reflecting market yields on commercial papers, zero rates (zero rates are interpolated to map the timing of the interest and notional amounts) of the benchmark curve sourced from Bloomberg for external commercial borrowings (“ECBs”) and bonds, Fixed Income Money Market and Derivatives Association of India (“ FIMMDA”) AAA rate yields for non-banking financial companies for NCDs and other borrowings have been used for the purpose of discounting the cashflows to arrive at the fair value.

Liabilities on policies in force: Liabilities for future policy benefits (LFPBs) for traditional and limited-payment long-duration insurance contracts have been established based on the present value of expected future benefits and expenses, adjusted for net premiums and updated assumptions per U.S. GAAP.

Noncontrolling interest: The fair value of noncontrolling interest was calculated after determination of fair value of the subsidiaries of eHDFC. The noncontrolling interest associated with HDFC Life Insurance Company Limited and HDFC Asset Management Company Limited was determined using the market approach while the portion of noncontrolling interest attributable to HDFC Capital Advisors Limited was recorded at its historical carrying amount.

Intangible assets disclosure

The Bank has assigned Rs. 1,434,818.1 million (US$ 17,130.1 million) of the purchase price to identifiable intangible assets consisting of brand, investment management contract, value of business acquired, distribution network, customer relationship and transferable development rights. The following table summarizes the major class of identifiable acquired intangible assets and estimated period of amortization-

	As of July 1, 2023
	Estimated Fair Value (In millions)				Useful lives (in years)
Intangible asset
Brand	Rs.	750,758.2	US$	8,963.2	Indefinite life	Relief from royalty method(a)
Investment management contract		369,785.6		4,414.8	Indefinite life	Multi-period excess earnings method(b)
Value of business acquired		221,738.5		2,647.3	Life of the underlying contracts	Refer below(c)
Distribution network		59,543.2		710.9	17	Multi-period excess earnings method(b)
Customer relationship		29,874.9		356.7	17	Multi-period excess earnings method(b)
Transferable development rights		3,117.7		37.2	8	Comparison method

Total		1,434,818.1		17,130.1

Above intangible assets includes Brand amounting to Rs. 8,527.5 million (US $ 101.8 million) and Distribution network amounting to Rs. 8,972.4 million (US $ 107.1 million) pertaining to HDFC Credila Financial Services Limited which is classified as held for sale as on date of acquisition. These have been derecognized following the divestment of stake on March 19, 2024.

(a) Relief from royalty method: The principle of the relief-from-royalty-method asserts that the value of an intangible asset is what the owner would pay to licence of the asset if he did not own it. In other words, the value equates to the avoided cost of not having to pay a royalty.

(b) Multi-period excess earnings Method (MEEM): The MEEM method is predicted on the basis that the value of the intangible asset is the present value of the earnings it generates, net of a reasonable return on the other assets also contributing to the stream of earnings. Valuation of Investment Management Contract, Distribution Network and Customer Relationship is done under Income Approach.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(c) Difference between the estimated Fair Value of liabilities (FVL) and the value of Liabilities (GVL). The FVL is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”). GVL is derived as the liability for future policy benefits (“LFPB”) plus other liability items less reinsurance recoverable (refer note 14).

Brand: Brand value has been estimated using income approach with the relief from royalty method. This method considers the projected revenue for the future periods multiplied by the royalty rate and is discounted using appropriate risk adjusted discount rate and the sum of present value of the above is considered as the value of the brand. As the brand is expected to contribute to cashflows indefinitely, it would be considered to have an indefinite useful life. Significant assumptions in the valuation include royalty rates, projected revenue growth rates and periods, and the risk adjusted discount rate.

Investment management contract (the “Contract”): The fair value of the Contract was estimated using the income approach with the MEEM method. This method considers future earnings generated by the Contract along with the contribution of other relevant assets (tangible and intangible) needed for its operation. A detailed financial projection was used and notional charges (fair value, return and risk associated with such assets) were factored in to take into account for the economic contribution of these supporting assets. The final fair value of the Contract reflects the present value of its projected earnings after considering taxes and the contribution of other assets by discounting using an appropriate risk adjusted discount rate. The Contract is not expected to be terminated and will contribute to cashflows indefinitely and it would be considered to have an indefinite useful life. Significant assumptions included future period post-tax earnings and projection period, rate of return and the risk adjusted discount rate.

Value of business acquired (“VOBA”): VOBA is valued as the difference between the estimated fair value of liabilities (“FVL”) and the carrying value of those same insurance contract liabilities. The FVL for the acquired business is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”) calculated using the same best estimate assumptions as those used in deriving the company’s Indian embedded value (“IEV”) as at 30 June 2023. The carrying value of those same insurance contract liabilities is derived as the liability for future policy benefits (“LFPB”) plus other liability items (reserves for unmodelled products, sales inducement liability, time value of options and guarantees, and additional reserves) less reinsurance recoverable. Cash flow assumptions including mortality, morbidity, persistency, and discount rates for fair value of liabilities were considered.

Distribution network & Customer relationship: The fair value of the distribution network and customer relationship was estimated using the income approach with the MEEM method. The method requires estimating future excess earnings from acquiring new customers through existing channels of distribution and future excess earnings from existing customers. An attrition rate, derived from historical data, was used to derive the annualized premium equivalent (“APE”) corresponding to such channels of distribution existing as on the Effective Date. Projected profits, based on expected value of new business (“VNB”) margins, were considered for new business. Notional charges (fair value, return and risk associated with contributory assets) for the economic contribution of other assets were considered. Finally, a risk-adjusted discount rate was applied to the projected excess earnings to determine the present value, resulting in the fair value of the distribution network and customer relationship.

Transferable development rights (“TDR”): TDR is valued using comparison method, a comparison is made with similar properties that have recently been quoted/sold in the market and thus have a quoting/transaction price. The comparison approach is the preferred approach when comparable instances are available.

Unaudited Pro forma Financial Information:

Following is the unaudited pro forma financial information for the years ended March 31, 2023 and March 31, 2024 as if the acquisition of eHDFC group were completed on the same terms at the beginning i.e. April 01, 2022. The unaudited pro forma information should not be relied upon as being indicative of the historical results of operations that would have occurred had the acquisition taken place on April 01, 2022.

	As of
Particulars	March 31, 2023			March 31, 2024
	(In million)
Revenue (a)	Rs. 2,147,961.5	US$	25,644.2	Rs. 2,303,956.6	US$	27,506.6
Net Income	636,783.4		7,602.5	645,526.0		7,706.9

(a) Revenue includes net interest revenue and non-interest revenue. Acquisition costs are included in the periods where such expenses are incurred

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The unaudited pro forma financial information presented includes the estimated business combination accounting effects resulting from the acquisition, notably acquisition related cost amounting to Rs. 1,900.0 million (US$ 22.7 million), and amortization expense from the intangible assets, advances and debt including its related tax effects amounting to Rs. 41,204.20 million (US$ 491.9 million) and Rs. 36,984.3 million (US$ 441.6 million) for the period ended March 31, 2023 and March 31, 2024 respectively. It does not include any anticipated synergies or other expected benefits of the acquisition. Actual results may differ from the unaudited pro forma information presented below and the differences could be significant.

The Bank’s operating results for the year ended March 31, 2024, includes the operating results of acquired assets and assumed liabilities of eHDFC group subsequent to the merger on July 1, 2023. Due to the various conversions of eHDFC systems during the year ended March 31, 2024, as well as other streamlining and integration of operating activities into those of the Bank, the Bank is unable to report separately eHDFC and its subsidiaries’ operations after July 01, 2023 despite making every reasonable effort to do so and thus disclosures of eHDFC’s revenue and earnings since the merger effective date that are included in the accompanying consolidated statements of income for the reporting period is impracticable.

Certain acquired receivables:

The Bank identifies purchased financial assets with credit deterioration (“PCD”) loans as those that have experienced a more-than-insignificant deterioration in credit quality since origination. The Bank considers a variety of factors to evaluate and identify whether acquired loans are PCD loans, including but not limited to, nonaccrual status, delinquency, decreases in credit scores and other factors. Upon acquisition, current expected credit losses are added to the fair value of individual PCD loans to determine the amortized cost basis. After initial recognition, any changes to the estimate of expected credit losses, favorable or unfavorable, are recorded as a provision for credit loss during the period of change. Following are the details of PCD of eHDFC acquired.

	As of July 1, 2023
Particulars	Wholesale	Retail	Total	Total
	(In millions)
Par value of PCD loans at acquisition	Rs. 72,684.7	Rs. 43,961.6	Rs. 116,646.3	US 1,392.6
Allowance for credit losses on PCD loans at acquisition	36,487.3	2,927.9	39,415.2	470.6
Fair value of receivables at acquisition	36,197.4	41,003.0	77,200.4	921.7
Non-credit discount/(premium) on PCD loans at acquisition	—	30.7	30.7	0.4

Contingencies:

eHDFC group had contingent liabilities on account of disputed dues towards service tax and goods & service tax. The Bank recognizes a loss contingency in accordance with ASC 450 when it is probable that a liability has been incurred and the amount can be reasonably estimated. If both conditions are not met, the Bank discloses the contingency if there is at least a reasonable possibility that a loss may have been incurred. The contingent liabilities are in the nature of statutory demands and liabilities in dispute related to service tax and goods & service tax amounted to Rs. 11,063.0 million (US$ 132.1 million).

Separately accounted for transactions, including pre-existing relationship:

Following are the details of pre-exiting relationship between HDFC Bank group (“the Bank and its subsidiaries”) and eHDFC group:

As of July 1, 2023
(In millions)
Financial statement line items
Cash and due from Banks	Rs. 52,875.3	US$	631.3
Investments, available for sale, at market	18,407.5		219.8
Accrued expenses and other liabilities	(5,777.5)		(69.0)
Other assets	3,807.3		45.5

Net Assets	Rs. 69,312.6	US$	827.6

The pre-existing relationship between the Bank and eHDFC has been legally extinguished upon the business combination and is effectively settled as part of the acquisition. As of the effective date, pre-existing relationship between the Bank group and eHDFC subsidiaries is an intercompany relationship and was subsequently eliminated during the consolidation process.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Investment in the Bank by eHDFC

eHDFC held a 20.8% equity interest in the Bank. Upon the acquisition of eHDFC by the Bank, this equity interest was cancelled through a share cancellation process, effectively eliminating the shares that eHDFC held in the Bank.

Acquisition cost

Acquisition related cost amounting to Rs. 1,900.0 million (US$ 22.7 million), comprise of expenses recognized separately from the acquisition of assets and assumptions of liabilities in the business combination, the same is recognized as an expense in “Non-interest expense- Administrative and other” in the consolidated statements of income.

4. Cash and due from banks, and restricted cash

The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. As prescribed by the RBI, the cash reserve ratio has to be maintained on an average basis for a two-week period. The average balance maintained for such two-week period should not fall below the prescribed threshold limit. Non-maintenance of the requisite balance is subject to levy of penalty. The Bank has classified the cash reserve maintained with the RBI as restricted cash or restricted cash equivalents (restricted cash).

The cash and due from banks, and restricted cash consist of restricted cash of Rs. 1,182,004.6 million and Rs. 1,243,003.7 million (US$ 14,840.1 million) as of March 31, 2024 and September 30, 2024, respectively.

5. Investments, held for trading

The portfolio of trading securities as of March 31, 2024 and September 30, 2024 was as follows:

	As of March 31, 2024
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	71,673.0	Rs.	58.8	Rs.	—	Rs.	71,731.8
Other corporate/financial institution securities		31,833.9		77.3		205.0		31,706.2

Total debt securities	Rs.	103,506.9	Rs.	136.1	Rs.	205.0	Rs.	103,438.0
Other securities (including mutual fund units)		289,321.4		75,918.2		7,432.3		357,807.3

Total	Rs.	392,828.3	Rs.	76,054.3	Rs.	7,637.3	Rs.	461,245.3

	As of September 30, 2024
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	25,086.8	Rs.	47.6	Rs.	33.7	Rs.	25,100.7
Other corporate/financial institution securities		25,392.5		582.5		197.6		25,777.4

Total debt securities	Rs.	50,479.3	Rs.	630.1	Rs.	231.3	Rs.	50,878.1
Other securities (including mutual fund units)		240,692.7		111,681.4		2,976.0		349,398.1

Total	Rs.	291,172.0	Rs.	112,311.5	Rs.	3,207.3	Rs.	400,276.2

Total	US$	3,476.2	US$	1,340.9	US$	38.3	US$	4,778.8

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

6. Investments, AFS debt securities

The portfolio of AFS debt securities as of March 31, 2024 and September 30, 2024 was as follows:

	As of March 31, 2024
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	6,105,313.9	Rs.	41,090.5	Rs.	52,213.3	Rs.	6,094,191.1
State government securities		1,188,315.0		7,600.4		12,234.4		1,183,681.0
Government securities outside India		3,556.3		3.9		18.4		3,541.8
Credit substitutes		133,197.8		321.7		2,032.6		131,486.9
Other corporate/financial institution bonds		736,923.7		16,136.6		9,022.2		744,038.1

Debt securities, other than asset and mortgage-backed securities		8,167,306.7		65,153.1		75,520.9		8,156,938.9
Mortgage-backed securities		78.1		2.3		1.2		79.2
Asset-backed securities		138,775.7		335.6		642.3		138,469.0

Total	Rs.	8,306,160.5	Rs.	65,491.0	Rs.	76,164.4	Rs.	8,295,487.1

Securities with gross unrealized losses							Rs.	3,706,475.3
Securities with gross unrealized gains								4,589,011.8

							Rs.	8,295,487.1

	As of September 30, 2024
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	6,380,470.7	Rs.	113,361.7	Rs.	19,514.1	Rs.	6,474,318.3
State government securities		1,244,431.0		24,493.3		4,752.2		1,264,172.1
Government securities outside India		5,239.5		86.6		5.9		5,320.2
Credit substitutes		94,030.9		337.6		1,012.2		93,356.3
Other corporate/financial institution bonds		814,443.6		30,580.3		4,510.5		840,513.4

Debt securities, other than asset and mortgage-backed securities		8,538,615.7		168,859.5		29,794.9		8,677,680.3
Mortgage-backed securities		68.5		1.8		1.0		69.3
Asset-backed securities		135,520.3		622.3		281.2		135,861.4

Total	Rs.	8,674,204.5	Rs.	169,483.6	Rs.	30,077.1	Rs.	8,813,611.0

Total	US$	103,560.2	US$	2,023.5	US$	359.1	US$	105,224.6

Securities with gross unrealized losses							Rs.	1,950,220.6
Securities with gross unrealized gains								6,863,390.4

							Rs.	8,813,611.0

							US$	105,224.6

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

AFS investments of Rs. 6,340,926.3 million and Rs. 6,721,394.6 million (US$ 80,245.9 million) as of March 31, 2024 and September 30, 2024, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,792,147.6 million as of March 31, 2024 and Rs. 2,969,094.3 million (US$ 35,447.6 million) as of September 30, 2024, were kept as margins for clearing, collateral borrowing and lending obligation (“CBLO”) and real time gross settlement (“RTGS”), with the RBI and other financial institutions.

Amortized cost is nil as allowance for credit losses as for the fiscal year ended March 31, 2024 and for the six-month period ended September 30, 2024, respectively.

The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of March 31, 2024:

	As of March 31, 2024
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities		Rs.566,117.5		Rs.177.4		Rs.2,179,342.3		Rs.52,035.9		Rs. 2,745,459.8		Rs. 52,213.3
State government securities		103,876.2		199.2		440,474.4		12,035.2		544,350.6		12,234.4
Government securities outside India		—		—		814.3		18.4		814.3		18.4
Credit substitutes		5,745.3		293.3		97,997.4		1,739.3		103,742.7		2,032.6
Other corporate/financial institution bonds		12,899.6		165.7		237,927.5		8,856.5		250,827.1		9,022.2

Debt securities, other than asset- and mortgage-backed securities		688,638.6		835.6		2,956,555.9		74,685.3		3,645,194.5		75,520.9
Mortgage-backed securities		—		—		13.5		1.2		13.5		1.2
Asset-backed securities		—		—		61,267.3		642.3		61,267.3		642.3

Total	Rs.	688,638.6	Rs.	835.6	Rs.	3,017,836.7	Rs.	75,328.8	Rs.	3,706,475.3	Rs.	76,164.4

The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of September 30, 2024:

	As of September 30, 2024
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities		Rs.3,138.2		Rs.66.8		Rs.1,326,604.0		Rs.19,447.3		Rs.1,329,742.2		Rs.19,514.1
State government securities		1,107.7		13.9		340,823.2		4,738.3		341,930.9		4,752.2
Government securities outside India		—		—		831.3		5.9		831.3		5.9
Credit substitutes		10,587.5		268.8		60,364.4		743.4		70,951.9		1,012.2
Other corporate/financial institution bonds		2,126.2		66.4		166,725.0		4,444.1		168,851.2		4,510.5

Debt securities, other than asset- and mortgage-backed securities		16,959.6		415.9		1,895,347.9		29,379.0		1,912,307.5		29,794.9
Mortgage-backed securities		—		—		12.0		1.0		12.0		1.0
Asset-backed securities		6,725.8		7.2		31,175.3		274.0		37,901.1		281.2

Total	Rs.	23,685.4	Rs.	423.1		Rs. 1,926,535.2	Rs.	29,654.0	Rs.	1,950,220.6	Rs.	30,077.1

Total	US$	282.8	US$	5.1	US$	23,000.7	US$	354.0	US$	23,283.5	US$	359.1

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

As of September 30, 2024, there were 186 AFS investments in Government of India securities, State government securities and Government securities outside India with unrealized losses totalling Rs. 24,272.4 million. Upon analyzing the debt security portfolios, the Bank determined that no allowance was required as of September 30, 2024 in government issued or backed securities as for these debt securities the risk of loss was deemed minimal. Additionally, none of the remaining AFS investments in debt securities held by the Bank were past due or in non-accrual status as of September 30, 2024. The declines in the market value of these securities were mainly attributable to changes in interest rates and not credit quality, and because the Bank had the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Bank did not record any write-offs for credit losses on any of these securities at September 30, 2024.

Allowances for AFS debt securities as of March 31, 2024 are as follows:

	As of March 31, 2024
	Allowance for credit losses, beginning of the period		Write-offs		Addition/ (Deletion) to allowance for credit losses		Allowance for credit losses, end of the period

	(In millions)
Credit substitutes	Rs.	70.9	Rs.	—	Rs.	(70.9)	Rs.	—
Other corporate/financial institution bonds		—		—		—		—

Total	Rs.	70.9	Rs.	—	Rs.	(70.9)	Rs.	—

Allowances for AFS debt securities as of September 30, 2024 are as follows:

	As of September 30, 2024
	Allowance for credit losses, beginning of the period		Write-offs		Addition/ (Deletion) to allowance for credit losses		Allowance for credit losses, end of the period

	(In millions)
Credit substitutes	Rs.	—	Rs.	—	Rs.	8.7	Rs.	8.7
Other corporate/financial institution bonds		—		—		—		—

Total	Rs.	—	Rs.	—	Rs.	8.7	Rs.	8.7

Total	US$	—	US$	—	US$	0.1	US$	0.1

Credit Quality Indicators

The Bank monitors the credit quality of its investment securities through various risk management procedures, including the monitoring of credit ratings. A majority of the debt securities in the Bank’s investment portfolio were issued by the Government of India or State governments or entities or agencies that are either explicitly or implicitly guaranteed by such governments. The Bank believes the long history of no credit losses on these securities indicates that the expectation of non-payment of the amortized cost basis is zero, even if such governments were to technically default. Therefore, for the aforementioned securities, the Bank does not assess, or record expected credit losses due to the zero loss assumption. The Bank monitors the credit quality of its remaining AFS investment portfolio which is updated periodically. Such of the remaining AFS investment portfolio in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed. The average credit rating of the securities comprising the mortgage-backed securities and asset-backed securities was AAA (based upon external ratings where available) as of September 30, 2024.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The contractual residual maturity of AFS debt securities other than asset and mortgage-backed securities as of September 30, 2024 is set out below:

	As of September 30, 2024
	Amortized Cost		Fair Value		Fair Value

	(In millions)
Within one year	Rs.	621,809.5	Rs.	622,150.4	US$	7,427.8
Over one year through five years		1,850,866.7		1,866,906.8		22,288.9
Over five years through ten years		3,313,155.0		3,344,602.1		39,930.8
Over ten years		2,752,784.5		2,844,021.0		33,954.4

Total	Rs.	8,538,615.7	Rs.	8,677,680.3	US$	103,601.9

The contractual residual maturity of AFS mortgage-backed and asset-backed debt securities as of September 30, 2024 is set out below:

	As of September 30, 2024
	Amortized Cost		Fair Value		Fair Value
	(In millions)

Within one year	Rs.	58,777.1	Rs.	58,731.9	US$	701.2
Over one year through five years		76,305.8		76,677.9		915.4
Over five years through ten years		475.4		489.2		5.8
Over ten years		30.5		31.7		0.3

Total	Rs.	135,588.8	Rs.	135,930.7	US$	1,622.7

Gross realized gains and gross realized losses from sale of AFS debt securities and dividends and interest on such securities are set out below:

	Six-month period ended September 30,
	2023		2024		2024
Gross realized gains on sale	Rs.	1,460.7	Rs.	3,081.4	US$	36.8
Gross realized losses on sale		(217.6)		(2,605.7)		(31.1)

Realized gains/ (losses), net		1,243.1		475.7		5.7
Dividends and interest		226,607.5		300,291.3		3,585.1

Total	Rs.	227,850.6	Rs.	300,767.0	US$	3,590.8

7. Investments, held to maturity

There were no HTM securities as of March 31, 2024 and September 30, 2024.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

8. Loans

Loan balances included Rs. 2,288,842.6 million and Rs. 2,598,606.6 million (US$ 31,024.4 million) as of March 31, 2024 and September 30, 2024, respectively, which have been provided as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2024 and September 30, 2024 were as follows:

	As of
	March 31, 2024		September 30, 2024		September 30, 2024
	(In millions)
Retail loans:
Auto loans	Rs.	1,378,523.1	Rs.	1,365,206.6	US$	16,299.0
Personal loans/Credit cards		3,119,246.7		3,287,838.3		39,253.1
Retail business banking		4,207,836.2		4,632,429.4		55,306.0
Commercial vehicle and construction equipment finance		1,619,602.9		1,783,976.3		21,298.7
Housing loans		6,993,168.0		7,068,212.0		84,386.5
Other retail loans		2,272,031.2		2,213,061.3		26,421.4

Subtotal	Rs.	19,590,408.1	Rs.	20,350,723.9	US$	242,964.7
Wholesale loans	Rs.	7,202,639.3	Rs.	6,902,973.2	US$	82,413.7

Gross loans		26,793,047.4		27,253,697.1		325,378.4
Less: Allowance for credit losses		457,346.5		493,269.8		5,889.1

Total	Rs.	26,335,700.9	Rs.	26,760,427.3	US$	319,489.3

Loans, other than crop-related agricultural loans, are generally placed on non-accrual status and considered non-performing if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Crop-related agricultural loans are generally placed on non-accrual status and considered non-performing if principal or interest payments become 366 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current.

The following table provides details of age analysis of loans and finance receivable on non-accrual status as of March 31, 2024 and September 30, 2024.

	As of March 31, 2024
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1), (2)		Total		Finance receivable on non-accrual status

	(In millions)
Retail Loans
Auto loans	Rs.	6,083.8	Rs.	14,998.0	Rs.	1,357,441.3	Rs.	1,378,523.1	Rs.	14,998.0
Personal loans/Credit card		24,446.2		25,466.5		3,069,334.0		3,119,246.7		25,466.5
Retail business banking		12,571.8		53,355.4		4,141,909.0		4,207,836.2		53,355.4
Commercial vehicle and construction equipment finance		19,351.4		21,563.6		1,578,687.9		1,619,602.9		21,563.6
Housing loans		37,025.6		43,712.7		6,912,429.7		6,993,168.0		43,712.7
Other retail		26,479.0		61,520.0		2,184,032.2		2,272,031.2		61,520.0
Wholesale loans		35,202.1		106,827.7		7,060,609.5		7,202,639.3		106,827.7

Total	Rs.	161,159.9	Rs.	327,443.9	Rs.	26,304,443.6	Rs.	26,793,047.4	Rs.	327,443.9

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 35.4 billion.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	As of September 30, 2024
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1),(2)		Total		Finance receivable on non-accrual status

	(In millions)
Retail Loans
Auto loans	Rs.	7,241.2	Rs.	15,479.4	Rs.	1,342,486.0	Rs.	1,365,206.6	Rs.	15,479.4
Personal loans/Credit card		33,045.3		29,924.8		3,224,868.2		3,287,838.3		29,924.8
Retail business banking		22,058.2		60,166.7		4,550,204.5		4,632,429.4		60,166.7
Commercial vehicle and construction equipment finance		21,007.8		25,743.4		1,737,225.1		1,783,976.3		25,743.4
Housing loans		43,695.8		48,574.6		6,975,941.6		7,068,212.0		48,574.6
Other retail		27,817.7		76,522.7		2,108,720.9		2,213,061.3		76,522.7
Wholesale loans		26,571.5		105,391.4		6,771,010.3		6,902,973.2		105,391.4

Total	Rs.	181,437.5	Rs.	361,803.0	Rs.	26,710,456.6	Rs.	27,253,697.1	Rs.	361,803.0

Total	US$	2,166.2	US$	4,319.5	US$	318,892.7	US$	325,378.4	US$	4,319.5

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 33.7 billion.

For retail loans, the policy and approval processes are designed to account for the Bank’s high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability and the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank regularly mines data on its borrower account behavior as well as static data to monitor the portfolio performance of each product segment and uses these as inputs for revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.

As an integral part of the credit process, the Bank has a credit rating model for its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually. Disbursals under one-time restructurings are also included.

The amount of purchased financing receivables outstanding as of March 31, 2024 and September 30, 2024 was Rs. 2,600.7 million and Rs. 1,837.6 million, respectively.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table provides information on primary credit quality indicators as of March 31, 2024:

	Term loans by origination
Credit quality indicators- Internally assigned grade	Prior		2020		2021		2022		2023		2024		Revolving loans		Revolving loans converted to term loans		Total

	(In millions)
Auto loans
Performing	Rs.	15,314.7	Rs.	40,203.8	Rs.	86,953.7	Rs.	198,895.3	Rs.	398,936.3	Rs.	540,605.2	Rs.	82,616.1	Rs.	—	Rs.	1,363,525.1
Non-performing		1,771.7		1,908.9		1,908.6		2,729.8		3,204.6		779.7		2,694.7		—		14,998.0

Subtotal	Rs.	17,086.4	Rs.	42,112.7	Rs.	88,862.3	Rs.	201,625.1	Rs.	402,140.9	Rs.	541,384.9	Rs.	85,310.8	Rs.	—	Rs.	1,378,523.1
Write off		1,376.8		1,913.2		1,683.1		1,835.8		1,688.5		150.7		—		—		8,648.1
Personal loans/Credit card
Performing	Rs.	4,198.8	Rs.	28,112.1	Rs.	62,604.2	Rs.	237,689.5	Rs.	642,360.7	Rs.	1,192,606.3	Rs.	560,472.3	Rs.	365,736.3	Rs.	3,093,780.2
Non-performing		726.8		1,486.5		1,668.2		3,127.9		5,912.5		2,544.9		9,674.2		325.5		25,466.5

Subtotal	Rs.	4,925.6	Rs.	29,598.6	Rs.	64,272.4	Rs.	240,817.4	Rs.	648,273.2	Rs.	1,195,151.2	Rs.	570,146.5	Rs.	366,061.8	Rs.	3,119,246.7
Write off		1,681.8		4,635.9		3,526.2		10,050.8		17,073.2		2,838.5		21,307.8		13,679.9		74,794.1
Retail business banking
Performing	Rs.	88,129.0	Rs.	62,739.9	Rs.	108,288.3	Rs.	317,668.3	Rs.	527,853.5	Rs.	701,602.8	Rs.	2,348,199.0	Rs.	—	Rs.	4,154,480.8
Non-performing		8,083.4		1,933.2		3,454.1		2,118.8		851.1		135.0		36,779.8		—		53,355.4

Subtotal	Rs.	96,212.4	Rs.	64,673.1	Rs.	111,742.4	Rs.	319,787.1	Rs.	528,704.6	Rs.	701,737.8	Rs.	2,384,978.8	Rs.	—	Rs.	4,207,836.2
Write off		1,163.3		298.8		138.6		19.7		0.2		—		9.5		—		1,630.1
Commercial vehicle and construction equipment finance
Performing	Rs.	9,984.2	Rs.	16,357.7	Rs.	33,797.5	Rs.	156,354.0	Rs.	456,722.6	Rs.	722,457.1	Rs.	202,366.2	Rs.	—	Rs.	1,598,039.3
Non-performing		2,628.4		1,628.6		2,641.9		3,588.5		4,859.6		1,204.9		5,011.7		—		21,563.6

Subtotal	Rs.	12,612.6	Rs.	17,986.3	Rs.	36,439.4	Rs.	159,942.5	Rs.	461,582.2	Rs.	723,662.0	Rs.	207,377.9	Rs.	—	Rs.	1,619,602.9
Write off		1,547.1		2,379.5		1,597.7		2,231.2		1,935.0		104.3		1.3		—		9,796.1
Housing loans
Performing	Rs.	1,351,187.2	Rs.	565,617.9	Rs.	735,921.2	Rs.	1,170,433.9	Rs.	1,476,703.5	Rs.	1,649,591.6	Rs.	—	Rs.	—	Rs.	6,949,455.3
Non-performing		22,222.3		6,506.8		5,569.9		4,869.8		3,804.6		739.3		—		—		43,712.7

Subtotal	Rs.	1,373,409.5	Rs.	572,124.7	Rs.	741,491.1	Rs.	1,175,303.7	Rs.	1,480,508.1	Rs.	1,650,330.9	Rs.	—	Rs.	—	Rs.	6,993,168.0
Write off		11,133.4		759.5		105.6		7.5		7.2		—		—		—		12,013.2
Other retail loans
Performing	Rs.	9,040.5	Rs.	9,538.8	Rs.	18,091.4	Rs.	53,746.1	Rs.	200,858.5	Rs.	721,107.1	Rs.	1,198,128.8	Rs.	—	Rs.	2,210,511.2
Non-performing		3,885.2		1,892.0		2,161.5		2,405.6		4,053.3		3,129.2		43,993.2		—		61,520.0

Subtotal	Rs.	12,925.7	Rs.	11,430.8	Rs.	20,252.9	Rs.	56,151.7	Rs.	204,911.8	Rs.	724,236.3	Rs.	1,242,122.0	Rs.	—	Rs.	2,272,031.2
Write off		1,857.3		4,453.7		1,567.6		2,088.9		3,505.0		538.8		4,519.1		—		18,530.4
Total	Rs.	1,517,172.2	Rs.	737,926.2	Rs.	1,063,060.5	Rs.	2,153,627.5	Rs.	3,726,120.8	Rs.	5,536,503.1	Rs.	4,489,936.0	Rs.	366,061.8	Rs.	19,590,408.1

Total (Write Off)	Rs.	18,759.7	Rs.	14,440.6	Rs.	8,618.8	Rs.	16,233.9	Rs.	24,209.1	Rs.	3,632.3	Rs.	25,837.7	Rs.	13,679.9	Rs.	125,412.0

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table provides information on primary credit quality indicators as of September 30, 2024:

	Term loans by origination
Credit quality indicators- Internally assigned grade	Prior		Year ended March 31, 2021		Year ended March 31, 2022		Year ended March 31, 2023		Year ended March 31, 2024		Six-month period ended September 30, 2024		Revolving loans		Revolving loans converted to term loans		Total
	(In millions)
Auto loans
Performing	Rs.	31,157.8	Rs.	60,293.9	Rs.	149,999.2	Rs.	292,331.5	Rs.	421,338.1	Rs.	289,972.7	Rs.	104,634.0	Rs.	—	Rs.	1,349,727.2
Non-performing		4,118.6		1,820.4		2,624.3		4,183.3		2,253.6		89.9		389.3		—		15,479.4

Subtotal	Rs.	35,276.4	Rs.	62,114.3	Rs.	152,623.5	Rs.	296,514.8	Rs.	423,591.7	Rs.	290,062.6	Rs.	105,023.3	Rs.	—	Rs.	1,365,206.6
Write off		892.9		617.7		930.0		1,358.9		623.4		1.5		—		—		4,424.4
Personal loans/Credit card
Performing	Rs.	14,963.5	Rs.	37,465.8	Rs.	158,805.4	Rs.	460,938.3	Rs.	874,196.5	Rs.	680,489.9	Rs.	653,703.4	Rs.	377,350.7	Rs.	3,257,913.5
Non-performing		1,190.9		1,268.5		2,519.6		5,757.1		5,590.6		320.1		12,620.5		657.5		29,924.8

Subtotal	Rs.	16,154.4	Rs.	38,734.3	Rs.	161,325.0	Rs.	466,695.4	Rs.	879,787.1	Rs.	680,810.0	Rs.	666,323.9	Rs.	378,008.2	Rs.	3,287,838.3
Write off		1,519.0		943.7		3,463.3		9,749.1		9,343.7		47.4		12,283.0		7,462.4		44,811.6
Retail business banking
Performing	Rs.	119,433.8	Rs.	78,456.7	Rs.	266,162.5	Rs.	475,861.6	Rs.	682,551.0	Rs.	330,891.0	Rs.	2,618,906.1	Rs.	—	Rs.	4,572,262.7
Non-performing		6,858.1		4,023.4		3,246.2		2,531.3		1,421.3		22.0		42,064.4		—		60,166.7

Subtotal	Rs.	126,291.9	Rs.	82,480.1	Rs.	269,408.7	Rs.	478,392.9	Rs.	683,972.3	Rs.	330,913.0	Rs.	2,660,970.5	Rs.	—	Rs.	4,632,429.4
Write off		818.5		135.5		47.7		27.2		—		—		7.0		—		1,035.9
Commercial vehicle and construction equipment finance
Performing	Rs.	26,140.0	Rs.	29,302.7	Rs.	105,105.8	Rs.	353,557.4	Rs.	611,662.5	Rs.	342,379.1	Rs.	290,085.4	Rs.	—	Rs.	1,758,232.9
Non-performing		2,033.2		2,129.4		3,467.6		7,605.5		4,439.9		69.5		5,998.3		—		25,743.4

Subtotal	Rs.	28,173.2	Rs.	31,432.1	Rs.	108,573.4	Rs.	361,162.9	Rs.	616,102.4	Rs.	342,448.6	Rs.	296,083.7	Rs.	—	Rs.	1,783,976.3
Write off		793.8		501.6		1,485.8		2,102.0		704.7		0.8		6.0		—		5,594.7
Housing loans
Performing	Rs.	1,744,590.9	Rs.	582,975.0	Rs.	1,030,138.5	Rs.	1,338,660.8	Rs.	1,674,619.0	Rs.	648,653.2	Rs.	—	Rs.	—	Rs.	7,019,637.4
Non-performing		27,659.7		6,069.5		6,405.9		5,939.1		2,342.4		158.0		—		—		48,574.6

Subtotal	Rs.	1,772,250.6	Rs.	589,044.5	Rs.	1,036,544.4	Rs.	1,344,599.9	Rs.	1,676,961.4	Rs.	648,811.2	Rs.	—	Rs.	—	Rs.	7,068,212.0
Write off		1,528.7		270.6		7.9		2.2		2.6		—		—		—		1,812.0
Other retail loans
Performing	Rs.	10,870.3	Rs.	11,773.3	Rs.	36,171.0	Rs.	111,467.5	Rs.	433,371.0	Rs.	439,826.8	Rs.	1,093,058.7	Rs.	—	Rs.	2,136,538.6
Non-performing		8,345.7		1,772.8		2,175.6		5,583.5		15,420.8		611.5		42,612.8		—		76,522.7

Subtotal	Rs.	19,216.0	Rs.	13,546.1	Rs.	38,346.6	Rs.	117,051.0	Rs.	448,791.8	Rs.	440,438.3	Rs.	1,135,671.5	Rs.	—	Rs.	2,213,061.3
Write off		2,266.4		501.9		643.9		1,766.7		1,837.6		4.2		1,769.0		—		8,789.7

Total	Rs.	1,997,362.5	Rs.	817,351.4	Rs.	1,766,821.6	Rs.	3,064,416.9	Rs.	4,729,206.7	Rs.	2,733,483.7	Rs.	4,864,072.9	Rs.	378,008.2	Rs.	20,350,723.9

Total	US$	23,846.3	US$	9,758.3	US$	21,093.9	US$	36,585.7	US$	56,461.4	US$	32,634.6	US$	58,071.5	US$	4,513.0	US$	242,964.7

Total (Write Off)	Rs.	7,819.3	Rs.	2,971.0	Rs.	6,578.6	Rs.	15,006.1	Rs.	12,512.0	Rs.	53.9	Rs.	14,065.0	Rs.	7,462.4	Rs.	66,468.3

Total (Write Off)	US$	93.4	US$	35.5	US$	78.5	US$	179.2	US$	149.4	US$	0.6	US$	167.9	US$	89.1	US$	793.6

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Wholesale Loans

The Bank has a process in place for grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/non-performing. Wholesale loans that are not non-performing are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories: industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

The following table provides information on primary credit quality indicators as of March 31, 2024.

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2020		2021		2022		2023		2024		Revolving Loans		Total
	(In millions)
Wholesale loans
Pass	Rs.	186,460.1	Rs.	264,241.1	Rs.	560,195.2	Rs.	957,023.5	Rs.	1,200,992.0	Rs.	2,071,787.5	Rs.	1,773,221.5	Rs.	7,013,920.9
Labeled		14,723.3		757.2		17,488.3		14,588.1		16,225.0		11,623.4		6,485.4		81,890.7
Non-performing		45,730.4		3,725.9		14,614.8		8,719.0		5,017.9		7,133.1		21,886.6		106,827.7

Total	Rs.	246,913.8	Rs.	268,724.2	Rs.	592,298.3	Rs.	980,330.6	Rs.	1,222,234.9	Rs.	2,090,544.0	Rs.	1,801,593.5	Rs.	7,202,639.3

Total Write off	Rs.	2,585.0	Rs.	264.3	Rs.	—	Rs.	—	Rs.	481.5	Rs.	—	Rs.	244.4	Rs.	3,575.2

The following table provides information on primary credit quality indicators as of September 30, 2024.

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		Year ended March 31, 2021		Year ended March 31, 2022		Year ended March 31, 2023		Year ended March 31, 2024		Six-month period ended September 30, 2024		Revolving Loans		Total
	(In millions)
Wholesale loans
Pass	Rs.	391,708.4	Rs.	468,787.2	Rs.	817,506.9	Rs.	1,011,498.7	Rs.	1,717,132.8	Rs.	763,082.4	Rs.	1,554,794.6	Rs.	6,724,511.0
Labeled		10,268.2		9,625.8		14,823.0		14,577.3		10,844.9		817.2		12,114.4		73,070.8
Non-performing		44,505.8		13,472.2		8,248.8		5,501.2		7,323.2		5.4		26,334.8		105,391.4
Total	Rs.	446,482.4	Rs.	491,885.2	Rs.	840,578.7	Rs.	1,031,577.2	Rs.	1,735,300.9	Rs.	763,905.0	Rs.	1,593,243.8	Rs.	6,902,973.2

Total Write off	Rs.	—	Rs	—	Rs	—	Rs	—	Rs	—	Rs	—	Rs	1,327.7	Rs	1,327.7

Total	US$	5,330.5	US$	5,872.6	US$	10,035.6	US$	12,315.9	US$	20,717.5	US$	9,120.2	US$	19,021.4	US$	82,413.7

Total (Write Off)	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—	US$	15.9	US$	15.9

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Non-performing loans by industry as of March 31, 2024 and September 30, 2024 are as follows:

	As of March 31, 2024
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs.	68,976.4
— Real Estate & Property services		65,195.3
— Agri Production—Food		30,493.3
— Others (none greater than 5% of non-performing loans)		162,778.9

Total	Rs.	327,443.9

	As of September 30, 2024
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs.	77,102.7	US$	920.5
— Real Estate & Property Services		61,747.1		737.2
— Agri Production—Food		32,703.6		390.4
— Retail Trade		18,590.6		222.0
— Others (none greater than 5% of non-performing loans)		171,659.0		2,049.4

Total	Rs.	361,803.0	US$	4,319.5

Summary information relating to interest income recognized on non-performing loans during the fiscal year ended March 31, 2024 the six-month period ended September 30, 2024 is as follows:

	March 31, 2024		September 30, 2024		September 30, 2024
Interest income recognized on non-performing loans	Rs.	9,675.9	Rs.	4,853.5	US$	57.9

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral. Such loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds. For the fiscal year ended March 31, 2024 and the six-month period ended September 30, 2024, the Bank did not have collateral-dependent loans wherein the borrower is experiencing financial difficulty and the repayment of the loan is dependent on the sale of the underlying collateral.

Allowances for credit losses as of March 31, 2024 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	33,835.5	Rs.	99,634.4	Rs.	63,974.8	Rs.	31,130.6	Rs.	3,269.9	Rs.	72,012.4	Rs.	61,306.9	Rs.	365,164.5
Allowance for credit losses on PCD Loans at acquisition		—		—		—		—		2,927.9		—		36,487.3		39,415.2
Write-offs		(8,648.1)		(74,794.1)		(1,630.1)		(9,796.1)		(12,013.2)		(18,530.4)		(3,575.2)		(128,987.2)
Net allowance for credit losses (*)		4,761.5		92,159.3		12,955.8		10,761.6		15,722.2		26,971.8		18,421.8		181,754.0
Allowance for credit losses, end of the period	Rs.	29,948.9	Rs.	116,999.6	Rs.	75,300.5	Rs.	32,096.1	Rs.	9,906.8	Rs.	80,453.8	Rs.	112,640.8	Rs.	457,346.5

Allowance for credit losses:
Individually evaluated allowance	Rs.	8.0	Rs.	1.0	Rs.	2,498.3	Rs.	184.4	Rs.	—	Rs.	156.8	Rs.	68,886.9	Rs.	71,735.4
Collectively evaluated allowance		29,940.9		116,998.6		72,802.2		31,911.7		9,906.8		80,297.0		43,753.9		385,611.1
Loans:
Individually evaluated loans		8.0		1.0		2,924.9		184.4		—		156.8		107,439.4		110,714.5
Collectively evaluated loans		1,378,515.1		3,119,245.7		4,204,911.3		1,619,418.5		6,993,168.0		2,271,874.4		7,095,199.9		26,682,332.9

(*)

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs. 48,690.9 million. Recoveries from retail loans is Rs. 44,432.2 million and from wholesale loans is Rs. 4,258.7 million.

Allowances for credit losses as of September 30, 2024 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	29,948.9	Rs.	116,999.6	Rs.	75,300.5	Rs.	32,096.1	Rs.	9,906.8	Rs.	80,453.8	Rs.	112,640.8	Rs.	457,346.5	US$	5,460.2
Allowance for credit losses on PCD Loans at acquisition		—		—		—		—		—		—		—		—		—
Write-offs		(4,424.4)		(44,811.6)		(1,035.9)		(5,594.7)		(1,812.0)		(8,789.7)		(1,327.7)		(67,796.0)		(809.4)
Net allowance for credit losses (*)		5,950.2		54,210.3		12,999.9		9,130.8		4,389.6		24,687.2		(7,648.7)		103,719.3		1,238.3
Allowance for credit losses, end of the period	Rs.	31,474.7	Rs.	126,398.3	Rs.	87,264.5	Rs.	35,632.2	Rs.	12,484.4	Rs.	96,351.3	Rs.	103,664.4	Rs.	493,269.8	US$	5,889.1

Allowance for credit losses:
Individually evaluated allowance	Rs.	12.1	Rs.	—	Rs.	2,713.7	Rs.	160.0	Rs.	0.5	Rs.	525.3	Rs.	60,762.9	Rs.	64,174.5	US$	766.2
Collectively evaluated allowance		31,462.6		126,398.3		84,550.8		35,472.2		12,483.9		95,826.0		42,901.5		429,095.3		5,122.9
Loans:
Individually evaluated loans		18.2		—		3,855.8		429.5		1.9		525.3		103,258.3		108,089.0		1,290.4
Collectively evaluated loans		1,365,188.4		3,287,838.3		4,628,573.6		1,783,546.8		7,068,210.1		2,212,536.0		6,799,714.9		27,145,608.1		324,088.0

(*)

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs. 20,664.1 million (US$ 246.7 million). Recoveries from retail loans is Rs. 20,659.3 million and from wholesale loans is Rs. 4.8 million.

The allowance for credit losses is assessed at each period end and the increase/(decrease), as the case may be, is recorded in the consolidated statement of income under allowance for credit losses net of recoveries against write-offs.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

9. Goodwill and Intangible assets

Goodwill arising from a business combination is not amortized but is tested for impairment. The Bank tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. There were no changes in carrying amount of goodwill of Rs. 1,629,510.3 million (US$ 19,454.5 million) that had arisen on acquisition of erstwhile Centurion Bank of Punjab (“eCBoP”) and eHDFC for possible impairment for fiscal year ended as of March 31, 2024 and for the six-month period ended September 30, 2024.

The following table represents the changes in the carrying amount of goodwill reported in the consolidated balance sheets for the year ended March 31, 2024 and six-month period ended September 30, 2024:

	As of March 31, 2024
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total
	(In millions)
Balance, March 31, 2023	Rs.	74,937.9	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	74,937.9
Goodwill on acquisition during the year		368,079.6		71,617.3		—		959,080.0		229,371.6		1,628,148.5
Less: Goodwill Derecognised on disposal during the year		—		—		—		—		73,576.1		73,576.1

Balance, March 31, 2024	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3

	As of September 30, 2024
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total		Total
	(In millions)
Balance, March 31, 2024	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3	US$	19,454.5
Less: Goodwill Derecognised during the period		—				—		—		—		—		—
Balance, September 30, 2024	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3	US$	19,454.5

Intangible assets, net, consists of the following:

	As of,
	March 31, 2024		September 30, 2024		September 30, 2024
	(Rs. in millions)
Brand	Rs.	742,230.7	Rs.	742,230.7	US$	8,861.4
Investment management contract		369,785.6		369,785.6		4,414.8
Value of business acquired		221,738.5		221,738.5		2,647.3
Distribution network		50,570.8		50,570.8		603.8
Customer Relationship		29,874.9		29,874.9		356.7
Transferable Development Rights		3,117.7		3,117.7		37.2
Intangible Assets	Rs.	1,417,318.2	Rs.	1,417,318.2	US$	16,921.2

Less: Accumulated amortization		21,201.0		34,357.1		410.2

Total intangible assets, net	Rs.	1,396,117.2	Rs.	1,382,961.1	US$	16,511.0

(*)	All the above intangible assets excluding Brand and Investment Management Contract are subject to amortization.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Amortization expense related to intangible assets was Rs. 21,201.0 million and Rs. 13,156.1 million for the year ended March 31, 2024 and six-month period ended September 30, 2024, respectively. These amounts are included in Non-Interest Expense—Amortization of intangible assets in the consolidated financial statements.

At September 30, 2024, the expected future amortization of finite-lived intangible assets is as follows:

	As of September 30, 2024
	(in millions)
Fiscal year ending March 31:
2025 (remaining period)	Rs.	20,665.3	US$	246.7
2026		18,869.8		225.3
2027		17,174.6		205.0
2028		15,271.7		182.3
2029		14,076.4		168.1
Thereafter		184,887.0		2,207.4

	Rs.	270,944.8	US$	3,234.8

10. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2024 and September 30, 2024 are as follows:

	As of,
	March 31, 2024		September 30, 2024		September 30, 2024
	(In millions)
Interest-bearing:
Savings deposits	Rs.	5,987,449.1	Rs.	6,081,225.4	US$	72,603.0
Time deposits		14,700,957.1		16,157,754.2		192,905.4

Total interest-bearing deposits		20,688,406.2		22,238,979.6		265,508.4
Non-interest-bearing deposits		3,079,829.4		2,725,799.8		32,543.0

Total	Rs.	23,768,235.6	Rs.	24,964,779.4	US$	298,051.4

11. Short-term borrowings

Short-term borrowings mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its operations. Short-term borrowings as of March 31, 2024 and September 30, 2024 comprised the following:

	As of,
	March 31, 2024		September 30, 2024		September 30, 2024
	(In millions)
Borrowed in the call market	Rs.	50,356.7	Rs.	7,342.1	US$	87.7
Term borrowings from institutions/banks		1,028,262.6		1,234,774.8		14,741.8
Foreign currency borrowings		200,685.2		267,594.7		3,194.8
Bills rediscounted		34,432.6		—		—

Total	Rs.	1,313,737.1	Rs.	1,509,711.6	US$	18,024.3

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

12. Long-term debt

Long-term debt as of March 31, 2024 and September 30, 2024 are comprised of the following:

	As of,
	March 31, 2024		September 30, 2024		September 30, 2024

	(In millions)
Subordinated debt	Rs.	407,531.3	Rs.	357,234.1	US$	4,264.9
Others		6,244,131.6		5,716,779.5		68,251.9
Debt issuance cost		(2,890.9)		(2,716.2)		(32.4)

Total	Rs.	6,648,772.0	Rs.	6,071,297.4	US$	72,484.4

The below table presents the balance of long-term debt as of March 31, 2024 and September 30, 2024 and the related contractual rates and maturity dates:

	As of
	March 31, 2024				September 30, 2024
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total

	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2025-2034	6.67% to 9.7%	Rs.	276,600.6	2025-2033	6.67% to 9.7%	Rs.	274,649.1	US$	3,279.0
Perpetual debt — (1)	2029-2038	7.55% to 9.4%		47,290.8	2027-2035	7.55% to 9.4%		52,264.2		624.0
Perpetual debt — (2)	2037	3.70%		83,090.7	2027	3.70%		83,548.7		997.5
Others (*)
Variable rate — (1)	2026-2029	6.10% to 6.51%		479,577.3	2026-2030	6.10% to 6.51%		523,733.3		6,252.8
Variable rate — (2)	2025-2030	6.21% to 9.0%		1,235,079.0	2025-2030	6.21% to 8.65%		705,807.2		8,426.5
Fixed rate — (1)	2025-2034	2.80% to 9.60%		4,313,107.4	2025-2034	2.80% to 9.60%		4,206,165.3		50,216.8
Fixed rate — (2)	2025-2029	5.18% to 8.19%		214,026.2	2026-2029	5.18% to 8.19%		225,129.6		2,687.8

Total			Rs.	6,648,772.0			Rs.	6,071,297.4	US$	72,484.4

(*)

Variable rate — (1), Perpetual debt — (2) and Fixed rate — (2) represent foreign currency debt. Variable rate debt is typically indexed to SOFR, T-bill rates, Marginal cost of funds based lending rates (“MCLR”), among others.

The scheduled maturities of long-term debt are set out below:

	As of September 30, 2024
	(In millions)
Due in the fiscal year ending March 31:
2025 (remaining period)	Rs.	353,836.9	US$	4,224.4
2026		1,438,169.2		17,170.1
2027		1,261,596.2		15,062.0
2028		270,850.2		3,233.6
2029		594,919.2		7,102.7
Thereafter		2,016,112.8		24,070.1

Total(1)	Rs.	5,935,484.5	US$	70,862.9

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 135,812.9 million (net of debt issuance cost).

During the six-month period ended September 30, 2024, the Bank issued subordinated debt amounting to nil (previous period nil) and perpetual debt amounting to Rs. 5,000.0 million (previous period nil). During the six-month period ended September 30, 2024, the Bank also raised other long-term debt amounting to Rs. 256,460.9 million (previous period Rs. 569,672.8 million).

As of March 31, 2024 and September 30, 2024, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 693,914.0 million and Rs. 749,116.4 million, respectively, and functional currency borrowings aggregating to Rs. 5,550,217.6 million and Rs. 4,926,910.6 million, respectively.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

13. Accumulated other comprehensive income

The below table presents the changes in AOCI after income tax for the fiscal years ended March 31, 2024 and six-month period ended September 30, 2024.

	AFS debt securities		Foreign currency translation reserve		Long-Duration Insurance Contract		Total

	(In millions)
Balance, March 31, 2023	Rs.	(74,923.1)	Rs.	6,649.4	Rs.	—	Rs.	(68,273.7)
Net unrealized gain/ (loss) arising during the period		78,036.1		810.3		—		78,846.4
Amounts reclassified to income		4,856.3		—		—		4,856.3
Long-duration insurance contract discount rate change		—		—		(34,112.6)		(34,112.6)
Transferred to undistributed policyholders earnings account		—		—		3,391.4		3,391.4
Less: Other comprehensive income attributable to shareholders of noncontrolling interest		15,474.5		17.9		(15,244.2)		248.2

Balance, March 31, 2024	Rs.	(7,505.2)	Rs.	7,441.8	Rs.	(15,477.0)	Rs.	(15,540.4)

	AFS debt securities		Foreign currency translation reserve		Long-Duration Insurance Contract		Total

	(In millions)
Balance, March 31, 2024	Rs.	(7,505.2)	Rs.	7,441.8	Rs.	(15,477.0)	Rs.	(15,540.4)
Net unrealized gain/ (loss) arising during the period		109,363.2		785.5		—		110,148.7
Amounts reclassified to income		3,176.8		—		—		3,176.8
Long-duration insurance contract discount rate change		—		—		(46,910.8)		(46,910.8)
Transferred to undistributed policyholders earnings account		(55,244.0)		0.3		62,387.8		7,144.1
Less: Other comprehensive income attributable to shareholders of noncontrolling interest		777.1		5.9		—		783.0

Balance, September 30, 2024	Rs.	49,013.7	Rs.	8,221.7	Rs.	—	Rs.	57,235.4

Balance, September 30, 2024	US$	585.2	US$	98.1	US$	—	US$	683.3

The below table presents the reclassification out of AOCI by income line item and the related income tax effect for the six-month periods ended September 30, 2023 and September 30, 2024.

	As of September 30,
	2023		2024		2024

	(In millions)
AFS debt securities:
Realized (gain)/loss on sales of AFS debt securities, net	Rs.	1,557.9	Rs.	4,315.1	US$	51.5
Allowance on AFS debt securities		(57.2)		8.7		0.1

Total before income tax	Rs.	1,500.7	Rs.	4,323.8	US$	51.6
Income tax		(372.4)		(1,147.0)		(13.7)

Net of income tax	Rs.	1,128.3	Rs.	3,176.8	US$	37.9

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

14. Insurance services:

Separate accounts assets and liabilities:

Separate account assets consist of investment accounts established and maintained by the Bank. The investment objectives of these assets are directed by the contract holder. An equivalent amount is reported as separate account liabilities. These accounts are reported separately from the general account assets and liabilities.

The following information about the separate account liabilities includes disaggregated rollforwards. The products grouped within these rollforwards were selected based upon common characteristics and valuations using similar inputs, judgments, assumptions and methodologies within a particular line of business. The separate account liabilities are primarily comprised of the following Unit-Linked Life, Unit-Linked Pension and Group Linked contracts.

The balances of and changes in separate account liabilities as of March 31, 2024 are as follows:

	As of March 31, 2024
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total
	(In millions)
Balance, July 1, 2023	Rs.	709,215.4	Rs.	55,986.3	Rs.	92,327.0	Rs.	857,528.7
Premiums and deposits		97,196.3		3,556.3		16,103.6		116,856.2
Policy Charges		(12,754.4)		(594.4)		(762.9)		(14,111.7)
Surrenders and withdrawals		(104,102.3)		(8,432.7)		(6,882.6)		(119,417.6)
Benefit Payments		(37,926.8)		(2,504.9)		—		(40,431.7)
Investment Performance		141,987.6		7,709.9		8,454.5		158,152.0
Other Charges		(2,904.3)		(124.2)		(131.1)		(3,159.6)

Balance, March 31, 2024	Rs.	790,711.5	Rs.	55,596.3	Rs.	109,108.5	Rs.	955,416.3

The balances of and changes in separate account liabilities as of September 30, 2024 are as follows:

	As of September 30, 2024
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total		Total
	(In millions)
Balance, March 31, 2024	Rs.	790,711.5	Rs.	55,596.3	Rs.	109,108.6	Rs.	955,416.4	US$	11,406.6
Premiums and deposits		60,364.2		2,658.2		12,134.6		75,157.0		897.3
Policy Charges		(7,921.2)		(444.3)		(574.9)		(8,940.4)		(106.7)
Surrenders and withdrawals		(68,192.9)		(4,302.0)		(5,183.9)		(77,678.8)		(927.4)
Benefit Payments		(19,011.5)		(1,239.5)		—		(20,251.0)		(241.8)
Investment Performance		154,323.1		8,281.3		9,859.3		172,463.7		2,059.0
Other Charges		(3,859.3)		(188.2)		(98.6)		(4,146.1)		(49.5)

Balance, September 30, 2024	Rs.	906,413.9	Rs.	60,361.8	Rs.	125,245.1	Rs.	1,092,020.8	US$	13,037.5

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Bank’s aggregate fair value of assets, by major investment asset category, supporting separate accounts liabilities as of March 31, 2024 and September 30, 2024 are as follows:

	As of March 31, 2024
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total		Total
	(In millions)
Government of India securities	Rs.	39,549.7	Rs.	7,114.1	Rs.	46,433.5	Rs.	93,097.3	US$	1,117.0
Other corporate/financial institution securities		74,622.2		8,253.7		34,739.2		117,615.1		1,411.3

Total debt securities		114,171.9		15,367.8		81,172.7		210,712.4		2,528.3
Other securities (including mutual fund units)		671,814.6		39,955.9		25,036.5		736,807.0		8,841.0
Other net current assets		4,725.0		272.6		2,899.3		7,896.9		94.8

Total	Rs.	790,711.5	Rs.	55,596.3	Rs.	109,108.5	Rs.	955,416.3	US$	11,464.1

	As of September 30, 2024
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total		Total
	(In millions)
Government of India securities	Rs.	40,605.8	Rs.	7,529.1	Rs.	58,123.3	Rs.	106,258.2	US$	1,268.6
Other corporate/financial institution securities		81,832.7		7,830.9		36,407.1		126,070.7		1,505.1

Total debt securities		122,438.5		15,360.0		94,530.4		232,328.9		2,773.7
Other securities (including mutual fund units)		781,523.5		44,605.7		28,261.2		854,390.4		10,200.5
Other net current assets		2,451.9		396.1		2,453.5		5,301.5		63.3

Total	Rs.	906,413.9	Rs.	60,361.8	Rs.	125,245.1	Rs.	1,092,020.8	US$	13,037.5

Liabilities on policies in force

The Bank’s Liabilities on policies in force on the consolidated balance sheets as of March 31, 2024 and September 30, 2024 are as follows:

	As of,
Description	March 31, 2024		September 30, 2024		September 30, 2024
	(In millions)
Liability for Future Policy Benefits	Rs.	1,671,384.1	Rs.	1,867,883.3	US$	22,300.4
Policyholder Account Balances		85,430.1		81,010.2		967.2
Other Policy Liabilities		7,164.9		9,049.6		108.0

Total	Rs.	1,763,979.1	Rs.	1,957,943.1	US$	23,375.6

Liability for future policy benefits

The Bank’s liability for future policy benefits on the consolidated balance sheets as of March 31, 2024 and September 30, 2024 are as follows:

	As of,
Description	March 31, 2024		September 30, 2024		September 30, 2024
	(In millions)
Non Par Protection	Rs.	166,649.2	Rs.	181,107.5	US$	2,162.2
Non Par Riders		207.0		332.8		4.0
Non Par Savings		551,186.3		642,840.6		7,674.8
Non Par Pension		17,609.5		17,620.3		210.4
Individual Annuity		255,858.7		286,462.0		3,420.0
Individual health		410.4		433.9		5.2
Par life		561,076.4		599,937.1		7,162.6
Par Pension		16,294.1		15,739.9		187.9
Group Non Par Life		102,092.5		123,409.2		1,473.3

Total	Rs.	1,671,384.1	Rs.	1,867,883.3	US$	22,300.4

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following information about the liability for future policy benefits includes disaggregated rollforwards of expected future net premiums and expected future benefits. The products grouped within these rollforwards were selected based upon common characteristics and valuations using similar inputs, judgments, assumptions and methodologies within a particular line of business. All amounts presented in the rollforwards and accompanying financial information do not include a reduction for amounts ceded to reinsurers, except with respect to ending net liability for future policy benefits balances where applicable.

	Year Ended March 31, 2024
	Non Par Protection	Non Par Riders	Non Par Savings	Non Par Pension	Individual Annuity	Individual Health	Par Life	Par Pension	Group Non Par Life	Total
	(Rs. In million, other than weighted average)
Present value of Expected Net Premium
Balance at July 01, 2023 at current discount rate at balance sheet date	40,899.8	429.3	251,372.4	97.1	2,472.3	791.6	44.0	—	—	296,106.5
Balance at July 01, 2023 at original discount rate	40,899.8	429.3	251,372.4	97.1	2,472.3	791.6	44.0	—	—	296,106.5
Effect of changes in cash flow assumptions	4,429.1	—	(42.8)	0.3	6.4	—	619.0	—	—	5,012.0
Effect of actuarial variances from expected experience	(1,277.3)	15.6	2,649.0	0.8	395.8	43.6	2,640.7	(0.7)	9,298.2	13,765.7

Adjusted Balance	44,051.6	444.9	253,978.6	98.2	2,874.5	835.2	3,303.7	(0.7)	9,298.2	314,884.2
Issuances	18,075.3	891.5	93,550.6	1,918.4	36,417.8	33.8	27,308.5	2,081.3	16,873.7	197,150.9
Interest accrual	3,343.2	69.4	17,926.3	98.4	1,272.8	44.5	1,539.5	102.3	436.2	24,832.6
Net premium collected	(7,081.9)	(256.7)	(72,133.2)	(537.5)	(32,412.7)	(171.1)	(6,418.9)	(562.6)	(26,601.3)	(146,175.9)

Balance at March 31, 2024 at original discount rate	58,388.2	1,149.1	293,322.3	1,577.5	8,152.4	742.4	25,732.8	1,620.3	6.8	390,691.8
Effect of changes in discount rate assumptions	174.0	(2.6)	(1,182.0)	(6.3)	4.3	(1.8)	(97.2)	(7.0)	0.1	(1,118.5)

Balance at March 31, 2024 at current discount rate at balance sheet date	58,562.2	1,146.5	292,140.3	1,571.2	8,156.7	740.6	25,635.6	1,613.3	6.9	389,573.3
Present value of Expected Future Policy Benefits
Balance at July 01, 2023 at current discount rate at balance sheet date	180,285.0	413.9	658,883.0	13,185.7	212,888.9	1,088.2	504,494.2	16,744.8	66,264.0	1,654,247.7
Balance at July 01, 2023 at original discount rate	180,285.0	413.9	658,883.0	13,185.7	212,888.9	1,088.2	504,494.2	16,744.8	66,264.0	1,654,247.7
Effect of changes in cash flow assumptions	7,429.2	—	3,429.0	35.1	75.7	—	(1,377.7)	326.1	1,498.4	11,415.8
Effect of actuarial variances from expected experience	(1,526.0)	15.9	2,653.6	(187.0)	(136.9)	43.7	2,250.6	539.3	7,379.6	11,032.8

Adjusted Balance	186,188.2	429.8	664,965.6	13,033.8	212,827.7	1,131.9	505,367.1	17,610.2	75,142.0	1,676,696.3
Issuances	18,051.0	882.1	93,520.0	1,918.4	36,417.8	33.8	27,264.0	2,080.8	16,873.7	197,041.6
Interest accrual	11,529.5	73.3	43,134.7	798.0	14,141.1	63.1	29,361.4	1,063.9	4,700.4	104,865.4
Benefits Payments	(5,294.9)	(81.5)	(8,918.6)	(2,530.3)	(12,654.0)	(137.5)	(45,730.7)	(2,959.8)	(20,373.2)	(98,680.5)

Balance at March 31, 2024 at original discount rate	210,473.8	1,303.7	792,701.7	13,219.9	250,732.6	1,091.3	516,261.8	17,795.1	76,342.9	1,879,922.8
Effect of changes in discount rate assumptions	6,215.7	4.7	17,990.2	(28.9)	6,399.5	0.1	3,658.3	(37.5)	(188.4)	34,013.7

Balance at March 31, 2024 at current discount rate at balance sheet date	216,689.5	1,308.4	810,691.9	13,191.0	257,132.1	1,091.4	519,920.1	17,757.6	76,154.5	1,913,936.5
Present value of expected claims expenses	242.0	26.8	142.2	2.8	32.9	0.1	547.5	4.3	—	998.6
Net liability for future policy benefits	158,369.3	188.7	518,693.8	11,622.6	249,008.3	350.9	494,832.0	16,148.6	76,147.6	1,525,361.8
Deferred Profit Liability	6,568.5	18.3	29,891.5	175.2	6,543.2	—	63,225.0	95.9	6,602.0	113,119.6
Other global reserves	1,711.4	—	2,601.0	5,811.7	307.2	59.5	3,019.4	49.6	19,342.9	32,902.7

Total liability for future policy benefits and DPL for March 31, 2024	166,649.2	207.0	551,186.3	17,609.5	255,858.7	410.4	561,076.4	16,294.1	102,092.5	1,671,384.1
Less: Reinsurance recoverables	83,420.6	28.0	(17.4)	—	—	125.2	18,249.9	—	3,786.3	105,592.6

Net liability for future policy benefits, net of reinsurance	83,228.6	179.0	551,203.7	17,609.5	255,858.7	285.2	542,826.5	16,294.1	98,306.2	1,565,791.5
Undiscounted- Expected future benefit payments	1,120,561.7	2,580.3	2,875,101.5	19,433.2	864,912.6	1,758.2	1,302,045.2	25,927.9	96,029.6	6,308,350.2
Discounted- Expected future benefit payments (at current discount rate at balance sheet date)	216,689.5	1,308.4	810,691.9	13,191.0	257,132.1	1,091.4	519,920.1	17,757.6	76,154.5	1,913,936.5
Undiscounted-Expected future gross premiums	296,828.1	3,359.9	611,779.3	3,502.2	21,253.0	1,769.6	507,662.9	7,523.1	220.7	1,453,898.8
Discounted-Expected future gross premiums	172,175.3	2,461.1	489,752.0	2,869.1	18,427.5	1,289.9	409,535.4	6,057.0	124.3	1,102,691.6
Weighted-average duration of the liability (in years)	13.50	10.57	10.39	4.25	10.30	5.96	8.39	4.06	3.23
Weighted-average interest accretion (original locked-in) rate	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%
Weighted-average current discount rate at balance sheet date	7.40%	7.40%	7.42%	7.66%	7.42%	7.50%	7.48%	7.66%	7.68%

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	Six-month period Ended September 30, 2024
	Non Par Protection	Non Par Riders	Non Par Savings	Non Par Pension	Individual Annuity	Individual Health	Par Life	Par Pension	Group Non Par Life	Total	Total
	(Rs. In million, other than weighted average)										(US$ in million)
Present value of Expected Net Premium
Balance at March 31, 2024 at current discount rate at balance sheet date	58,562.2	1,146.5	292,140.3	1,571.2	8,156.7	740.6	25,635.6	1,613.3	6.9	389,573.3	4,651.1
Balance at March 31, 2024 at original discount rate	58,388.1	1,149.1	293,322.3	1,577.5	8,152.3	742.3	25,732.7	1,620.2	6.9	390,691.4	4,664.4
Effect of changes in cash flow assumptions	2,539.6	—	(237.8)	(114.9)	(14.4)	—	(3,107.2)	734.5	15.1	(185.1)	(2.2)
Effect of actuarial variances from expected experience	(772.2)	(37.4)	(4,079.8)	49.2	(550.0)	19.9	(1,521.5)	(17.3)	(3,575.8)	(10,484.9)	(125.2)

Adjusted Balance	60,155.5	1,111.7	289,004.7	1,511.8	7,587.9	762.2	21,104.0	2,337.4	(3,553.8)	380,021.4	4,537.0
Issuances	12,169.3	552.6	74,692.2	670.5	21,630.8	17.8	11,375.6	1,441.3	15,472.3	138,022.4	1,647.8
Interest accrual	2,601.2	58.7	12,794.8	76.8	702.1	27.1	1,153.1	130.4	137.0	17,681.2	211.1
Net premium collected	(5,287.0)	(202.8)	(42,883.3)	(315.2)	(20,067.0)	(98.5)	(4,146.8)	(656.8)	(14,347.9)	(88,005.3)	(1,050.7)

Balance at September 30, 2024 at original discount rate	69,639.0	1,520.2	333,608.4	1,943.9	9,853.8	708.6	29,485.9	3,252.3	(2,292.4)	447,719.7	5,345.2
Effect of changes in discount rate assumptions	1,073.2	7.6	389.5	2.6	24.0	3.5	88.6	2.6	(35.8)	1,555.8	18.6

Balance at September 30, 2024 at current discount rate at balance sheet date	70,712.2	1,527.8	333,997.9	1,946.5	9,877.8	712.1	29,574.5	3,254.9	(2,328.2)	449,275.5	5,363.8
Present value of Expected Liability for Future Policy Benefits
Balance at March 31, 2024 at current discount rate at balance sheet date	216,689.5	1,308.4	810,691.9	13,191.0	257,132.1	1,091.4	519,920.1	17,757.6	76,154.5	1,913,936.5	22,850.2
Balance at March 31, 2024 at original discount rate	210,473.9	1,303.7	792,701.8	13,219.9	250,732.6	1,091.4	516,261.8	17,795.1	76,342.9	1,879,923.1	22,444.2
Effect of changes in cash flow assumptions	40.1	—	(296.1)	7.5	(29.6)	—	(1,482.2)	38.0	(173.8)	(1,896.1)	(22.6)
Effect of actuarial variances from expected experience	(858.6)	(46.1)	(4,416.7)	56.8	(1,058.9)	19.8	(1,876.7)	(21.1)	(4,755.7)	(12,957.2)	(154.7)

Adjusted Balance	209,655.4	1,257.6	787,989.0	13,284.2	249,644.1	1,111.2	512,902.9	17,812.0	71,413.4	1,865,069.8	22,266.9
Issuances	12,152.6	546.3	74,659.9	670.3	21,628.8	17.8	11,354.5	1,440.9	15,472.3	137,943.4	1,646.9
Interest accrual	8,194.9	66.3	32,028.8	505.8	10,218.1	40.6	19,215.3	698.0	2,982.9	73,950.7	882.9
Benefits Payments	(4,175.0)	(104.3)	(9,962.8)	(858.8)	(9,105.5)	(93.0)	(20,229.8)	(1,426.8)	(13,357.5)	(59,313.5)	(708.1)

Balance at September 30, 2024 at original discount rate	225,827.9	1,765.9	884,714.9	13,601.5	272,385.5	1,076.6	523,242.9	18,524.1	76,511.1	2,017,650.4	24,088.6
Effect of changes in discount rate assumptions	13,668.9	29.6	45,426.8	106.1	12,966.3	12.8	12,886.6	136.4	198.5	85,432.0	1,019.8

Balance at September 30, 2024 at current discount rate at balance sheet date	239,496.8	1,795.5	930,141.7	13,707.6	285,351.8	1,089.4	536,129.5	18,660.5	76,709.6	2,103,082.4	25,108.4
Present value of expected claims expenses	275.7	35.1	179.1	2.9	37.1	0.1	587.7	4.6	—	1,122.3	13.4
Net liability for future policy benefits*	169,060.3	302.8	596,322.9	11,764.0	275,511.1	377.4	507,142.7	15,410.2	79,037.8	1,654,929.2	19,758.0
Deferred Profit Liability	9,864.3	30.0	43,727.7	329.9	10,633.4	0.2	89,042.8	232.0	23,780.4	177,640.7	2,120.8
Other global reserves	2,182.9	—	2,790.0	5,526.4	317.5	56.3	3,751.6	97.7	20,591.0	35,313.4	421.6

Total liability for future policy benefits and DPL for September 30, 2024	181,107.5	332.8	642,840.6	17,620.3	286,462.0	433.9	599,937.1	15,739.9	123,409.2	1,867,883.3	22,300.4
Less: Reinsurance recoverables	84,255.5	40.9	30.3	—	—	118.3	16,608.4	—	4,961.0	106,014.4	1,265.7

Net liability for future policy benefits, net of reinsurance	96,852.0	291.9	642,810.3	17,620.3	286,462.0	315.6	583,328.7	15,739.9	118,448.2	1,761,868.9	21,034.7
Undiscounted- Expected future benefit payments	1,195,293.7	3,442.0	3,106,984.2	20,275.1	929,859.4	1,728.4	1,318,331.3	27,196.4	96,656.3	6,699,766.8	79,987.7
Discounted- Expected future benefit payments (at current discount rate at balance sheet date)	239,496.8	1,795.5	930,141.7	13,707.6	285,351.8	1,089.4	536,129.5	18,660.5	76,709.6	2,103,082.4	25,108.4
Undiscounted-Expected future gross premiums	313,598.9	4,591.2	670,445.9	4,134.1	22,751.1	1,706.1	494,997.3	8,607.4	224.8	1,521,056.8	18,159.7
Discounted-Expected future gross premiums	185,411.6	3,438.6	542,633.7	3,395.8	19,891.7	1,255.9	404,262.6	7,058.9	127.4	1,167,476.2	13,938.4
Weighted-average duration of the liability (in years)	13.61	10.05	10.28	4.52	10.33	5.90	8.56	4.24	3.45	9.22	9.22
Weighted-average interest accretion (original locked-in) rate	7.69%	7.75%	7.69%	7.69%	7.70%	7.69%	7.69%	7.69%	7.73%	7.69%	0.08
Weighted-average current discount rate at balance sheet date	7.13%	7.16%	7.16%	7.37%	7.16%	7.24%	7.15%	7.38%	7.43%	7.15%	0.07

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The principal inputs used in the establishment of the LFPB for the Traditional and Limited-Payment products include premiums, guaranteed benefits, claim-related expense projected on the best estimate assumptions basis. The cash flows are discounted using upper-medium grade discount rate at the balance sheet date. The best estimate assumptions include mortality, persistency, morbidity and expenses.

For each of the period ended September 30, 2023 and September 30, 2024, the net effect of changes in cash flow assumptions was primarily driven by updates in best estimate assumptions.

For the period ended September 30, 2023 and September 30, 2024, the net effect of actual variances from expected experience was primarily driven by difference between actual cash flows for premiums and benefits and those assumed in the calculation of LFPB.

The Bank’s gross premiums and interest accretion recognised in the consolidated statements of income and comprehensive income (loss) for Traditional and Limited-Payment contracts, as of September 30, 2023 and September 30, 2024 are as follows:

Traditional and Limited-Payment Contracts:	As of September 30, 2023
	(In millions)
	Gross premiums		Interest accretion
Non Par Protection	Rs.	36,847.5	Rs.	2,639.4
Non Par Riders		—		0.2
Non Par Savings		1,688.7		7,847.4
Non Par Pension		365.1		241.9
Individual Annuity		13,336.8		4,069.7
Individual health		139.8		5.6
Par life		34,211.4		9,647.8
Par Pension		604.5		311.5
Group Non Par Life		23,851.9		1,352.7

Total	Rs.	111,045.7	Rs.	26,116.2

Traditional and Limited-Payment Contracts:	As of September 30, 2024
	(In millions)
	Gross premiums		Interest accretion
Non Par Protection	Rs.	15,205.6	Rs.	5,893.8
Non Par Riders		70.6		8.4
Non Par Savings		69,775.6		20,428.5
Non Par Pension		690.0		437.4
Individual Annuity		24,594.8		9,776.5
Individual health		231.6		12.9
Par life		55,555.2		20,978.2
Par Pension		1,359.5		569.9
Group Non Par Life		59,325.1		3,427.6

Total	Rs.	226,808.0	Rs.	61,533.2

Total	US$	2,707.8	US$	734.6

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Policyholder Account Balances

The Bank establishes liabilities for policyholder account balances (PAB) which are generally equal to the account value, and which includes accrued interest credited, but excludes the impact of any applicable charge that may be incurred upon surrender.

The Bank’s policyholder account balances on the consolidated balance sheets as of March 31, 2024 and September 30, 2024 are as follows:

	As of,
Description	March 31, 2024		September 30, 2024		September 30, 2024
	(In millions)
Group traditional life	Rs.	23,718.6	Rs.	26,466.4	US$	316.0
Group traditional pension		8,824.2		12,321.3		147.1
Group variable life		22,764.1		19,330.1		230.8
Group variable pension		19,200.9		12,823.5		153.1
Individual VIP pension		9,613.9		8,901.7		106.3
Statutory reserves		1,308.4		1,167.2		13.9

Total	Rs.	85,430.1	Rs.	81,010.2	US$	967.2

Reinsurance

The Bank has primarily two types of reinsurance treaties, auto and facultative reinsurance. The primary reason is to diversify the pool of risk covered by the insurance company, and to limit the liability along with ensuring solvency of the Bank. We remain liable to our policyholders regardless of whether our reinsurers meet their obligations under the reinsurance contracts, and as such, we regularly evaluate the financial condition of our reinsurers and monitor concentration of our credit risk.

The effect of all reinsurance agreements on the consolidated statements of financial income as of March 31, 2024 and September 30, 2024 are as follows:

	As of ,
Description	March 31, 2024	September 30, 2024	September 30, 2024
	(In millions)
Direct	Rs.1,763,024.4	Rs.1,957,048.8	US$	23,365.0
Assumed	954.7	894.3		10.7

Total liabilities on policies in force	1,763,979.1	1,957,943.1		23,375.7
Ceded (*)	105,661.6	106,113.8		1,266.9

Net liabilities on policies in force	Rs.1,658,317.5	Rs.1,851,829.3	US$	22,108.8

(*)	Reinsurance asset reported within other asset

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The effects of reinsurance on the consolidated statements of income for the six-month periods ended September 30, 2023 and September 30, 2024 are as follows:

	As of September 30,
Premium and other operating income from insurance business:	2023		2024		2024
	(In millions)
Direct	Rs.	118,483.0	Rs.	217,434.4	US$	2,595.9
Assumed		512.9		1,035.2		12.4
Ceded		(1,947.7)		(6,901.1)		(82.4)

Total	Rs.	117,048.2	Rs.	211,568.5	US$	2,525.9

	As of September 30,
Claims and benefits paid pertaining to insurance business:	2023		2024		2024
	(In millions)
Direct	Rs.	121,557.7	Rs.	266,404.6	US$	3,180.6
Assumed		356.6		562.2		6.7
Ceded		(334.7)		(2,632.1)		(31.4)

Total	Rs.	121,579.6	Rs.	264,334.7	US$	3,155.9

Deferred policy acquisition costs:

Information regarding total DAC are as follows:

	As of March 31, 2024
	(In millions)
Opening balance July 1, 2024	Rs.	—
Capitalizations		64,390.0
Amortization		(2,971.3)
Experience Adjustment		(886.8)

Balance at March 31, 2024	Rs.	60,531.9

	As of September 30, 2024
	(In millions)
Opening balance March 31, 2024	Rs.	60,531.9	US$	722.7
Capitalizations		45,607.7		544.5
Amortization		(5,641.3)		(67.4)
Experience Adjustment		(926.4)		(11.1)

Balance at September 30, 2024	Rs.	99,571.9	US$	1,188.8

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Value of Business Acquired (VOBA)

VOBA, an intangible asset, has been valued as the difference between the estimated Fair Value of liabilities (“FVL”) and the carrying value of those same insurance contract liabilities. The FVL for the acquired business is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”) calculated using the same best estimate assumptions as those used in deriving the Bank’s Indian embedded value (“IEV”) as at June 30, 2023. The carrying value of those same insurance contract liabilities is derived as the LFPB plus other liability items (reserves for unmodelled products, sales inducement liability, time value of options and guarantees, and additional reserves) less reinsurance recoverable. The LFPB is determined using actuarial methodologies as the present value of expected future policy benefits to be paid to or on behalf of policyholders and certain related expenses less the present value of expected future net premiums receivable under the Bank’s insurance contracts. Future policy benefits including bonuses paid to participating policyholders are calculated using actuarial assumptions and estimates such as mortality, morbidity, persistency and discount rates. Cash flow assumptions (mortality, morbidity and persistency) are established at the policy inception and are evaluated annually to determine if an update is needed. Discount rates used to calculate net premiums are locked in at the policy inception and represent the basis to recognize interest expense in the consolidated statement of income. Discount rates used to measure the carrying value of the LFPB in the consolidated balance sheet are updated at each reporting period, and the difference between the liability balances calculated using the locked-in discount rates and the updated discount rates is recognized in accumulated other comprehensive income / (loss). The Bank applies significant judgment in determining these assumptions and estimates.

Information regarding movement of total VOBA contracts from July 1, 2023 (acquisition date) to March 31, 2024 was as follows:

	As of March 31, 2024
	(In millions)
Balance at July 1, 2023	Rs.	221,738.5
Amortization		(16,707.7)
Experience Adjustment		(635.1)

Balance at March 31, 2024	Rs.	204,395.7

Information regarding movement of total VOBA contracts for the six-month periods ended September 30, 2024 are as follows:

	As of September 30, 2024
	(In millions)
Balance at April 1, 2024	Rs.	204,395.7	US$	2,440.3
Amortization		(8,651.3)		(103.3)
Experience Adjustment		(1,937.4)		(23.1)

Balance at September 30, 2024	Rs.	193,807.0	US$	2,313.9

VOBA would be amortized on a constant level basis that approximates straight line amortization using the following amortization basis. This is the same as the basis of amortization used for DAC.

i)

Traditional life insurance contracts and traditional life insurance limited payment contracts (other than annuity products)—Sum assured in force, as it would provide a reasonable, stable, approximation to a straight-line amortization and is reflection of insurance in force.

ii)	Annuity products—Number of policies in force, as it would ensure straight line amortization.

iii)	Universal life type contracts—Number of policies in force, as it would ensure straight line amortization.

Information regarding the estimated future amortization of VOBA intangibles over the next five years is as follows:

	As of September 30, 2024
Year	(In millions)
2025 (remaining period)	Rs.	15,543.3	US$	185.6
2026		13,747.9		164.1
2027		12,052.6		143.9
2028		10,149.7		121.2
2029		8,954.5		106.9

The Bank amortizes DAC and VOBA on a ‘constant-level basis’ that approximates straight-line amortization on an individual contract basis sum assured for traditional products and number of policies in-force for universal life type, investment products and annuity products. The amortization amount is calculated using the same cohorts as the corresponding liabilities on a half-yearly basis, using an amortization rate that includes current period reporting experience and end of period persistency and longevity assumptions that are consistent with those used to measure the corresponding liabilities.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

15. Non-interest revenue

Revenue Recognition

Deposit-related fees

Deposit-related fees consist of fees earned on consumer deposit activities and are generally recognized when the transaction occurs or as the service is performed. Consumer fees are earned on consumer deposit accounts for account maintenance and various transaction-based services, such as ATM transactions, wire transfer activities, check and money order processing, standing instruction processing, cash management services, etc.

Lending-related fees

Lending-related fees generally represent transactional fees earned from certain loan related services, guarantees and letters of credit (“LCs”).

Third-party products-related fees

Third-party products related fees consist of fees earned from distribution of third-party products such as insurance and mutual funds.

Payments and cards business fees

Payments and cards business fees include fees earned from merchant acquiring business and on Credit, Debit, Prepaid or Forex cards, among others. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Payments business fees include fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point-of-sale machines and merchant service charges.

Investment Management Fees

Investment management fees from the Mutual fund consists of fees from various schemes which invest in different categories of securities like Equity, Debt etc. received from asset management business.

The table below presents the fees and commissions disaggregated by revenue source for the six-month periods ended September 30, 2023 and September 30, 2024.

	Six-month period ended September 30,
	2023		2024		2024
	(In millions)
Deposit related fees	Rs.	22,713.9	Rs.	24,652.2	US$	294.3
Lending related fees		26,546.9		28,966.3		345.8
Third-party products related fees		20,477.2		22,287.7		266.1
Payments and cards business fees		44,185.2		52,790.8		630.3
Investment Management Fee		6,424.4		17,091.0		204.0
Others		11,546.1		11,251.6		134.4

Fees and commissions	Rs.	131,893.7	Rs.	157,039.6	US$	1,874.9

The table below presents the fees and commissions disaggregated by segment for the six-month periods ended September 30, 2023 and September 30, 2024.

	Six-month period ended September 30,
	2023		2024		2024
			(In millions)
Retail Banking	Rs.	110,050.6	Rs.	123,557.4	US$	1,475.1
Wholesale Banking		14,201.5		15,490.5		184.9
Treasury Services		117.5		83.1		1.0
Insurance services		—		—		—
Others		7,524.1		17,908.6		213.9

Fees and commissions	Rs.	131,893.7	Rs.	157,039.6	US$	1,874.9

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

16. Stock-based compensation

The shareholders of the Bank approved in August 2024 Plan “H” of the Employee Stock Option Schemes (the “Plans”). The Bank reserved 95.0 million equity shares with an aggregate nominal value of Rs. 95.0 million. Under the terms of the Plans, the Bank may issue stock options to employees and whole-time directors of the Bank, each of which is convertible into one equity share.

Employees Stock Option Scheme (“ESOP”)

During six-month period ended September 30, 2024, the Nomination and Renumeration Committee (“NRC”) approved under Plan G, the grant of 96,650 and 477,150 options respectively (Schemes 56 to 57).

Under the terms of the amalgamation agreement, upon the completion of the merger of eHDFC in fiscal 2024, 48,559,681 options of equity shares with a face value of Rs. 1.0 each were granted to the onboarded employees of eHDFC to replace their options with eHDFC.

Restricted Stock Units (“RSUs”)

During the six-month period ended September 30, 2024, no fresh grants were approved under ESIS-2022, to the employees of the Bank.

Modification of stock-based compensation schemes

During the six-month periods ended September 30, 2023 and September 30, 2024, there were no modifications to employees stock-based compensation schemes.

Assumptions used

The fair value of employee stock option schemes has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Six-month period ended September 30,
	2023	2024
Dividend yield	0.67%-0.70%	0.77%-1.03%
Expected volatility	21.91%-26.14%	23.30%-27.70%
Risk-free interest rate	7.31%-7.36%	6.97%-7.24%
expected term (in years)	4.63-7.21	4.49-7.21

The fair value of restricted stock units has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Six-month period ended September 30,
	2023	2024
Dividend yield	0.65%-0.91%	—
Expected volatility	21.82%-27.51%	—
Risk-free interest rate	7.28%-7.31%	—
Expected term (in years)	1.0- 4.0	—

The fair value of restricted stock units has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

The Bank recognizes compensation expense related to stock-based compensation plans over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Activity and other details

Activity in the options available to be granted under the employee stock option scheme is as follows:

	Number of options available to be granted in the six-month period ended September 30,
	2023	2024
Options available to be granted, beginning of period	54,214,165	32,491,917
Equity shares allocated for grant under the plan	—	95,000,000
Options granted	(19,822,510)	(573,800)
Forfeited/lapsed	1,044,028	3,115,906

Options available to be granted, end of period	35,435,683	130,034,023

Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme as follows:

	Number of RSUs available to be granted in the six-month period ended September 30,
	2023	2024
RSUs available to be granted, beginning of period	97,109,000	87,961,576
Equity shares allocated for grant under the scheme	—	—
RSUs granted	(5,629,190)	—
Forfeited/lapsed	—	495,210

RSUs available to be granted, end of the period	91,479,810	88,456,786

Activity in the options outstanding under the employee stock option scheme is as follows:

	Six-month period ended September 30,
	2023			2024
	Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	151,682,461	Rs.	1,264.86	175,659,424	Rs.	1,307.93
Addition on account of eHDFC merger	48,559,681		1,124.77	—		—
Granted	19,822,510		1,636.90	573,800		1,599.71
Exercised	(31,526,962)		1,121.15	(33,135,267)		1,182.53
Forfeited	(975,888)		1,373.01	(2,847,439)		1,471.23
Lapsed	(68,140)		923.68	(268,467)		1,282.39

Options outstanding, end of period	187,493,662	Rs.	1,291.64	139,982,051	Rs.	1,335.54

Options exercisable, end of period	89,527,514	Rs.	1,186.66	87,163,325	Rs.	1,269.90

Weighted average fair value of options granted during the year		Rs.	621.64	175,659,424	Rs.	579.03

Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme is as follows:

	Six-month period ended September 30,
	2023			2024
	Units	Weighted average exercise price		Units	Weighted average exercise price
RSUs outstanding, beginning of period	2,891,000	Rs.	1.00	11,721,804	Rs.	1.00
Granted	5,629,190		1.00	—		—
Exercised	—		—	(732,380)		1.00
Forfeited	—		—	(493,300)		1.00
Lapsed	—		—	(1,910)		1.00

RSUs outstanding, end of period	8,520,190		1.00	10,494,214		1.00

RSUs exercisable, end of period	—		—	1,071,580		1.00

Weighted average fair value of RSUs granted during the year	2,891,000	Rs.	1,622.11		Rs.	—

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following summarizes information about stock options outstanding as of September 30, 2024:

		As of September 30, 2024
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price (Rs.)
Plan E	Rs.1,636.90(or US$19.54)	4,920,880	5.42	1,636.9
Plan F	Rs.716.60 to Rs. 1,636.90 (or US$ 8.56 to US$ 19.54)	11,941,790	5.44	1,636.9
Plan G	Rs. 882.85 to Rs. 1,673.10 (or US$ 10.54 to US$ 19.97)	89,854,069	2.66	1,342.5
eHDFC	Rs. 160.79 to Rs. 1,535.27 (or US$ 1.92 to US$ 18.33)	33,265,312	3.48	1,136.45

The following summarizes information about RSUs outstanding as of September 30, 2024:

		As of September 30, 2024
Plan	Range of exercise price	Number of shares arising out of units	Weighted average remaining life (years)	Weighted average exercise price (Rs.)
ESIS 2022	Rs. 1.00 (or US$ 0.01)	10,494,214	2.25	1.0

The intrinsic value of options exercised during the six-month periods ended September 30, 2023 and September 30, 2024 at the grant date was Rs. 2,307.3 million and Rs. 3,739.6 million, respectively, and at the exercise date was Rs. 12,773.2 million and Rs. 18,208.7 million, respectively. The aggregate intrinsic value as of the grant date and as of September 30, 2024 attributable to options which are outstanding as on September 30, 2024 was Rs. 18,943.3 million (previous period Rs. 25,835.7 million) and Rs. 55,502.7 million (previous period Rs. 46,216.6 million), respectively. The aggregate intrinsic value as at the grant date and as of September 30, 2024 attributable to options exercisable as on September 30, 2024 was Rs. 18,281.5 million (previous period Rs. 22,986.7 million) and was Rs. 40,282.1 million (previous period Rs. 30,407.4 million), respectively. Total stock compensation cost recognized under these plans was Rs. 8,864.6 million and Rs. 7,072.8 million during the six-month periods ended September 30, 2023 and September 30, 2024, respectively. As of September 30, 2024, there were 52,818,726 unvested options (previous period 97,868,312) with a weighted average exercise price of Rs. 1,443.9 (previous period Rs. 1,300.0) and the aggregate intrinsic value at the grant date and as of September 30, 2024was Rs. 661.8 million (previous period Rs. 2,708.0 million) and Rs. 15,220.6 million (previous period Rs. 15,685.3 million), respectively. As of September 30, 2024, the total estimated compensation cost to be recognized in future periods was Rs. 10,225.7 million (previous period Rs. 23,332.5 million). This is expected to be recognized over a weighted average period of 1.16 years.

The intrinsic value of RSUs exercised during the six month period ended September 30, 2023 and September 30, 2024 at the grant date was nil and Rs. 1,132.0, respectively, and at the exercise date was nil and Rs. 1,267.8 million, respectively The aggregate intrinsic value as of the grant date and as of September 30, 2024 attributable to RSUs which are outstanding as on September 30, 2024 was Rs. 16,225.2 million (previous period Rs. 13,826.0 million) and Rs. 18,166.0 million (previous period Rs. 12,995.8 million), respectively. The aggregate intrinsic value as of the grant date and as of September 30, 2024 attributable to RSUs exercisable as on September 30, 2024 was Rs. 1,740.2 (previous period nil) and Rs. 1,855.0 (previous period nil), respectively. Total stock compensation cost recognized for the RSUs under these plans was Rs. 978.2 million and Rs. 4,767.1 million during the six-month period ended September 30, 2023 and September 30, 2024, respectively. As of September 30, 2024, there were 9,422,634 unvested RSUs with weighted average exercise price of Rs. 1.0 (previous period Rs. 1.0) and the aggregate intrinsic value at the grant date and as of September 30, 2024 was Rs. 14,485.1 million (previous period Rs. 13,286.0 million) and Rs. 16,311.1 million (previous period Rs. 12,995.8 million), respectively. As of September 30, 2024, the total estimated compensation cost for the RSUs to be recognized in future periods was Rs. 8,283.9 million (previous period Rs. 10,050.0 million). This is expected to be recognized over a weighted average period of 1.15 years.

HDFC Life Insurance Company Limited

HDFC Life has granted options of its equity shares to employees under various schemes and certain schemes are administered under the HDFC Life employee stock option trust and certain company schemes. The exercise price of the options granted is defined in the respective ESOS schemes.

Total number of outstanding options is 14,486,154 as of September 30, 2024 of which 5,530,065 are exercisable.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

HDFC Asset Management Company Limited

HDFC AMC has granted options of its equity shares to employees and directors of company under various schemes. The exercise price of the options granted was based on latest available closing price of the shares of the HDFC AMC on the National Stock Exchange of India Limited.

Total number of outstanding options is 2,222,289 as of September 30, 2024 of which 1,413,294 are exercisable.

HDFC Capital Advisors Limited

HDFC Capital Advisors has granted options of its equity shares to employees under the schemes ESOP-2021. The exercise price of the options granted was determined by an independent valuer appointed by the Board of Directors.

Total number of outstanding options is 71,678 as of September 30, 2024 of which 71,678 are exercisable.

HDFC Securities Limited

The shareholders of the HDFC Securities Limited (“HSL”) approved a stock option scheme (viz., ESOS—II) in February 2017 (“Company Options”). Under the terms of the scheme, HSL issues stock options of its equity shares to employees, whole-time director, managing director and directors (excluding Independent Directors) of HSL, each of which is convertible into one equity share.

ESOS – II provides issuance of the options at the recommendation of compensation committee of the Board of Directors. The exercise price of the options granted was determined by considering the average price of two independent valuer reports.

Total number of outstanding options is 827,148 as of September 30, 2024 of which 123,400 are exercisable.

HDB Financial Services Limited

The shareholders of HDB Financial Services have approved issuance of options under Employee Stock Option (ESOP) Scheme. Under the term of scheme the company may issue stock options of its equity shares to employees and directors of the company based on approval from NRC.

Total number of outstanding options is 12,325,053 as of September 30, 2024 of which 1,541,127 are exercisable.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

17. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps, interest rate futures with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating rate interest cash flows. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined as the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date. Interest rate futures are a futures contract with an interest-paying underlying product. A contract is an agreement between a buyer and a seller for the delivery of an interest-bearing asset in the future.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Bank uses its pricing models to determine the fair value of its derivative financial instruments. The Bank records credit risk valuation adjustments on derivative financial instruments in order to reflect the credit quality of the counterparties and its own credit quality. The Bank calculates valuation adjustments on derivatives based on observable market credit risk spreads.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2024 and September 30, 2024, together with the fair value on each reporting date.

	As of March 31, 2024
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	7,834,342.2	Rs.	53,970.3	Rs.	63,112.8	Rs.	(9,142.5)
Forward rate agreements		592,414.5		10,071.3		4,514.9		5,556.4
Currency options		223,904.8		588.1		873.2		(285.1)
Currency swaps		493,708.2		11,754.5		4,440.2		7,314.3
Forward exchange contracts		12,125,527.9		32,654.3		36,468.8		(3,814.5)

Total	Rs.	21,269,897.6	Rs.	109,038.5	Rs.	109,409.9	Rs.	(371.4)

	As of September 30, 2024
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	8,738,673.4	Rs.	50,675.1	Rs.	56,277.0	Rs.	(5,601.9)	US$	104,329.9	US$	(66.9)
Forward rate agreements		634,517.8		18,386.1		7,181.6		11,204.5		7,575.4		133.8
Currency options		210,760.3		569.9		774.8		(204.9)		2,516.2		(2.4)
Currency swaps		424,488.9		14,890.9		4,475.1		10,415.8		5,067.9		124.4
Forward exchange contracts		12,311,744.2		28,643.8		31,118.8		(2,475.0)		146,988.4		(29.5)

Total	Rs.	22,320,184.6	Rs.	113,165.8	Rs.	99,827.3	Rs.	13,338.5	US$	266,477.8	US$	159.4

The Bank has not designated the above contracts as accounting hedges and, accordingly, the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in “other assets” and “accrued expenses and other liabilities”, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the six-month period ended September 30
	2023		2024		2024
Interest rate derivatives	Rs.	(11,835.2)	Rs.	11,960.3	US$	142.9
Forward rate agreements		(1,195.2)		6,520.5		77.8
Currency options		51.2		270.7		3.2
Currency swaps		13,717.4		5,476.8		65.4
Forward exchange contracts		3,117.7		(265.4)		(3.2)

Total gains/(losses)	Rs.	3,855.9	Rs.	23,962.9	US$	286.1

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Offsetting

The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset in accordance with ASC 210-20-45 and ASC 815-10-45.

The Bank enters into International Swaps and Derivatives Association, Inc. (“ISDA”) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below, the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.

Transactions with counterparties for Securities sold under agreements to repurchase (“repos”) and Securities purchased under agreements to resell (“reverse repos”) are settled through the Clearing Corporation of India Limited (“CCIL”), a centralized clearinghouse. Collaterals received or pledged are comprised of highly liquid investments. For undertaking the above transactions, power of attorney is executed by the Bank and the counterparties in favor of CCIL to liquidate the securities pledged in the event of default.

	As of March 31, 2024
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross Amounts	Amounts offset	Net amounts reported in the balance sheet	Financial instruments	Financial collateral (1)	Net amount
	(In millions)
Financial assets
Derivative assets	Rs. 109,038.5	Rs. —	Rs. 109,038.5	Rs. 58,377.4	Rs. 15,690.4	Rs. 34,970.7
Securities purchased under agreements to resell	34,178.3	—	34,178.3	—	34,178.3	—
Financial liabilities
Derivative liabilities	Rs. 109,409.9	Rs. —	Rs. 109,409.9	Rs. 58,377.4	Rs. 24,274.5	Rs. 26,758.0
Securities sold under repurchase agreements	56,541.0	—	56,541.0	—	56,541.0	—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of September 30, 2024
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross Amounts	Amounts offset	Net amounts reported in the balance sheet	Financial instruments	Financial collateral (1)	Net amount	Net amount
	(In millions)
Financial assets
Derivative assets	Rs. 113,165.8	Rs. —	Rs. 113,165.8	Rs. 56,887.9	Rs. 12,659.9	Rs. 43,618.0	US$	520.7
Securities purchased under agreements to resell	327,602.8	—	327,602.8	—	327,602.8	—		—
Financial liabilities
Derivative liabilities	Rs. 99,827.3	Rs. —	Rs. 99,827.3	Rs. 56,887.9	Rs. 17,058.4	Rs. 25,881.0	US$	309.0
Securities sold under repurchase agreements	—	—	—	—	—	—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfil its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on a case-by-case basis as may be assessed by the Bank. The remaining tenure of guarantees issued by the Bank and outstanding ranges from one day to 26.2 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In accordance with FASB ASC 460-10, the Bank has recognized a liability of Rs. 9,066.2 million as of March 31, 2024 and of Rs. 9,726.4 million as of September 30, 2024, in respect of guarantees issued or modified.

Details of guarantees and documentary credits outstanding are set out below:

	As of,
	March 31, 2024		September 30, 2024		September 30, 2024

	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	610,381.3	Rs.	668,721.7	US$	7,983.8
Performance guarantees		653,452.8		693,218.8		8,276.3
Documentary credits		710,083.8		847,761.1		10,121.3

Total	Rs.	1,973,917.9	Rs.	2,209,701.6	US$	26,381.4

Estimated fair value:
Guarantees	Rs.	(9,066.2)	Rs.	(9,726.4)	US$	(116.1)
Documentary credits		(1,018.9)		(652.1)		(7.8)

Total	Rs.	(10,085.1)	Rs.	(10,378.5)	US$	(123.9)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 298.5 billion and Rs. 335.0 billion as of March 31, 2024 and September 30, 2024, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 1,175.5 billion and Rs. 1,203.9 billion (US$ 14.4 billion) as of March 31, 2024 and September 30, 2024, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 9,108.6 billion and Rs. 10,195.3 billion (US$ 121.7 billion) as of March 31, 2024 and September 30, 2024, respectively.

The allowance for credit losses included in accrued expenses and other liabilities on off-balance sheet credit exposures and undrawn commitments is as follows:

	As of,
	March 31, 2024		September 30, 2024	September 30, 2024

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	5,818.7	7,240.5	US$	86.4
Net provision for credit exposures		1,421.8	842.8		10.1

Allowance for credit losses, end of the period	Rs.	7,240.5	8,083.3	US$	96.5

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

18. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2024 and September 30, 2024, respectively. The estimated fair value amounts as of March 31, 2024 and September 30, 2024 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair value of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

Financial instruments valued at carrying value

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks, non-interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.

Trading securities

Trading securities are carried at fair value based on quoted market prices or market observable inputs or significant unobservable inputs.

Available for sale securities

AFS debt securities are carried at fair value. Such fair values were based on quoted market prices, where available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair value of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.

Loans

The fair values of consumer instalment loans and other consumer loans that do not reprice or mature frequently are estimated using discounted cash flow models. The discount rates are based on internal models. The fair value of loans would decrease (increase) in value based upon an increase (decrease) in discount rate. Since substantially all individual lines of credit and other variable rate consumer loans reprice frequently, with interest rates reflecting current market pricing, the carrying values of these loans approximate their fair values.

The fair values of commercial loans that do not reprice or mature within relatively short time frames are estimated using discounted cash flow models. The discount rates are based on internal models. The fair value of loans would decrease (increase) in value based upon an increase (decrease) in discount rate. For commercial loans that reprice within relatively short time frames, the carrying values approximate their fair values. For purposes of these fair value estimates, the fair values of impaired loans were computed by deducting an estimated market discount from their carrying values to reflect the uncertainty of future cash flows.

The fair values of loans that do not reprice or mature within relatively short time frames are estimated using discounted cash flow models and are classified as Level 3 as the input used for the valuation is internal credit spreads which is based on internal models and is considered unobservable. Loans that reprice within relatively short time frames, the carrying values approximate their fair values, accordingly it is classified as Level 2.

Deposits

The fair value of demand deposits, savings deposits, and money market deposits without defined maturities are the amounts payable on demand. For deposits with defined maturities, the fair values were estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities.

The fair value of demand deposits, savings deposits, and money market deposits without defined maturities are the amounts payable on demand, carrying value reflects the fair value of the instruments and hence classified as level 2. Deposits with defined maturities, the fair values have been estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities currently offered for such deposits as the valuation input is considered observable. These are classified as level 2.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Short-term borrowings

The fair values of the Bank’s short-term debt were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

Input used for fair valuation of the financial instrument is considered observable and hence the instruments are classified as level 2.

Long-term debt

The fair values of the Bank’s unquoted long-term debt instruments were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

Input used for fair valuation of the financial instrument is considered observable and hence the instruments are classified as level 2.

Term placements

The fair values of term placements were estimated using discounted cash flow models. The discount rates were based on current market pricing for placements with similar characteristics and risk factors and hence the instruments are classified as level 2.

Derivatives

See note 17.

Accrued interest receivable /payable.

Considering short term nature of accrued interest receivable, carrying value is considered to approximate the fair value accordingly they are classified as level 2.

Other Assets / Accrued expenses and other liabilities.

Securities carried at fair value based on quoted market prices are classified as Level 1; other items in the nature of financial instruments are classified as level 2 as carrying value is reasonable estimate of fair value or the valuation input used is observable.

Securities purchased under agreements to resell / Securities sold under repurchase agreements.

Resale and repurchase agreements are classified as Level 2 because they are generally short-dated instruments collateralized by Government securities.

A comparison of the fair value and carrying value of financial instruments is set out below:

	As of
	March 31, 2024										September 30, 2024
			Estimated fair value									Estimated fair value
	Carrying value		Level 1		Level 2		Level 3		Total		Carrying value	Level 1	Level 2	Level 3	Total	Carrying value		Estimated fair value

									(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs.	2,086,031.4	Rs.	2,086,031.4	Rs.	—	Rs.	—	Rs.	2,086,031.4	Rs. 2,137,887.3	Rs. 2,137,887.3	Rs. —	Rs. —	2,137,887.3	US$	25,524.0	US$	25,524.0
Investments held for trading		461,245.3		290,951.1		148,296.2		21,998.0		461,245.3	400,276.2	318,573.1	53,069.3	28,633.8	400,276.2		4,778.8		4,778.8
Investments available for sale debt securities		8,295,487.1		548,944.7		7,608,007.7		138,534.7		8,295,487.1	8,813,611.0	1,164,041.5	7,513,650.8	135,918.7	8,813,611.0		105,224.6		105,224.6
Securities purchased under agreements to resell		34,178.3		—		34,178.3		—		34,178.3	327,602.8	—	327,602.8	—	327,602.8		3,911.2		3,911.2
Loans		26,335,700.9		—		4,988,245.6		21,425,726.3		26,413,971.9	26,760,427.3	—	6,232,310.4	21,564,054.3	27,796,364.7		319,489.3		331,857.3
Accrued interest receivable		249,644.5		—		249,592.0		52.5		249,644.5	264,226.3	—	264,136.0	90.3	264,226.3		3,154.6		3,154.6
Separate account assets		955,416.3		808,309.4		147,106.9		—		955,416.3	1,092,020.8	939,377.4	152,643.4	—	1,092,020.8		13,037.5		13,037.5
Other assets		1,942,177.5		24,545.8		1,913,303.2		1,834.8		1,939,683.8	2,029,177.6	22,764.1	1,997,726.9	2,133.1	2,022,624.1		24,226.1		24,147.9
Financial Liabilities:
Interest-bearing deposits		20,688,406.2		—		20,775,875.4		—		20,775,875.4	22,238,979.6	—	22,328,610.0	—	22,328,610.0		265,508.4		266,578.4
Non-interest-bearing deposits		3,079,829.4		—		3,079,829.4		—		3,079,829.4	2,725,799.8	—	2,725,799.8	—	2,725,799.8		32,543.0		32,543.0
Securities sold under repurchase agreements		56,541.0		—		56,541.0		—		56,541.0	—	—	—	—	—		—		—
Short-term borrowings		1,313,737.1		—		1,314,424.4		—		1,314,424.4	1,509,711.6	—	1,508,720.9	—	1,508,720.9		18,024.3		18,012.4
Accrued interest payable		238,638.8		—		238,638.8		—		238,638.8	299,302.3	—	299,302.3	—	299,302.3		3,573.3		3,573.3
Long-term debt		6,648,772.0		—		6,639,457.7		—		6,639,457.7	6,071,297.4	—	6,137,306.4	—	6,137,306.4		72,484.4		73,272.5
Accrued expenses and other liabilities		690,851.5		—		688,513.7		2,337.8		690,851.5	772,027.1	—	769,874.2	2,152.9	772,027.1		9,217.1		9,217.1
Separate account liabilities		955,416.3		—		955,416.3		—		955,416.3	1,092,020.8	—	1,092,020.8	—	1,092,020.8		13,037.5		13,037.5
Liabilities on policies in force(*)		55,544.1		—		55,544.1		—		55,544.1	58,218.0	—	58,218.0	—	58,218.0		695.1		695.1

(*)	The liabilities on policies in force includes only the fair value of contracts that are classified as insurance contract

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

19. Segment information

The Bank operates in five reportable segments: wholesale banking, retail banking, insurance services, treasury services and others. The revenue and related expense recognition policies are set out in note 2. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and grant loans, provides credit cards and debit cards, and distributes third-party financial products, such as mutual funds and insurance to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

The wholesale banking segment provides loans and transaction services to corporate customers. As discussed above, loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in the retail banking segment. Revenues of the wholesale banking segment consist of interest earned on loans given to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on proprietary account and customer flows and borrowings. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations and of net interest revenue/expense from investments in government securities and borrowings. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

The insurance services segment comprises the Life Insurance business which offers a wide range of individual and group insurance solutions such as Protection, Pension, Savings, Investment, Annuity and Health. Revenues from the insurance segment consists of premiums, investment income from managed assets, linked income (fund management charges, policy administration charges, mortality charges, surrender charge, discontinuance charges, reinstatement fees, etc) and other miscellaneous income. Expenses of this segment primarily comprise commission expenses, operating expenses related to insurance business, benefits paid, changes in valuation of actuarial liability and other direct overheads and allocated expenses.

The others segment comprises businesses other than retail banking segment, wholesale banking segment, treasury services segment and insurance services segment.

Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions. The wholesale banking segment includes unallocated tax balances and other items.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Summarized segment information for the six-month periods ended September 30, 2023 and September 30, 2024:

	Six-month period ended September 30, 2023
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total
			(In millions)
Net interest income/(expense) (external)	Rs.	382,532.7	Rs.	119,145.9	Rs.	38,237.8	Rs.	27,955.9	Rs.	2,965.4	Rs.	570,837.7
Net interest income/(expense) (internal)		36,683.1		(9,238.1)		(27,445.0)		—		—		—
Net interest revenue		419,215.8		109,907.8		10,792.8		27,955.9		2,965.4		570,837.7
Less: Provision for credit losses		59,947.5		16,371.3		—		—		125.0		76,443.8

Net interest revenue, after provision for credit losses		359,268.3		93,536.5		10,792.8		27,955.9		2,840.4		494,393.9
Non-interest revenue		132,227.1		7,153.1		(925.0)		122,430.3		8,868.0		269,753.5
Non-interest expense		(263,486.2)		(28,130.6)		(1,847.8)		(154,288.9)		(6,348.0)		(454,101.5)

Income before income tax	Rs.	228,009.2	Rs.	72,559.0	Rs.	8,020.0	Rs.	(3,902.7)	Rs.	5,360.4	Rs.	310,045.9

Income tax expense											Rs.	59,045.0

Segment assets:
Segment total assets	Rs.	21,470,853.3	Rs.	13,100,986.4	Rs.	2,586,416.9	Rs.	4,041,189.7	Rs.	866,979.5	Rs.	42,066,425.8

	Six-month period ended September 30, 2024
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total		Total
			(In millions)
Net interest income/(expense) (external)	Rs.	477,652.7	Rs.	90,533.2	Rs.	61,393.2	Rs.	65,114.4	Rs.	112.4	Rs.	694,805.9	US$	8,295.0
Net interest income/(expense) (internal)		1,895.0		52,474.8		(54,369.8)		—		—		—		—
Net interest revenue		479,547.7		143,008.0		7,023.4		65,114.4		112.4		694,805.9		8,295.0
Less: Provision for credit losses		90,708.7		(7,653.5)		—		—		—		83,055.2		991.6

Net interest revenue, after provision for credit losses		388,839.0		150,661.5		7,023.4		65,114.4		112.4		611,750.7		7,303.4
Non-interest revenue		152,744.0		50,041.8		2,783.4		262,362.0		21,322.0		489,253.2		5,841.1
Non-interest expense		(277,372.7)		(57,566.4)		(1,334.3)		(319,996.6)		(9,761.0)		(666,031.0)		(7,951.7)

Income before income tax	Rs.	264,210.3	Rs.	143,136.9	Rs.	8,472.5	Rs.	7,479.8	Rs.	11,673.4	Rs.	434,972.9	US$	5,192.8

Income tax expense											Rs.	88,098.8	US$	1,051.8

Segment assets:
Segment total assets	Rs.	24,434,453.7	Rs.	13,704,424.9	Rs.	2,190,111.4		4,768,779.1	Rs.	605,755.3	Rs.	45,703,524.4	US$	545,648.5

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

20. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 17) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2024 and September 30, 2024 aggregated Rs. 45,346.5 million and Rs. 32,861.7 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which primarily include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of September 30, 2024 amounted to Rs. 40,897.4 million (previous year Rs. 38,498.3 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank. Operating lease right-of-use assets and lease liabilities were as follows:

	As of,
	March 31, 2024		September 30, 2024		September 30, 2024

			(In millions)
Right-of-use assets	Rs.	121,302.5	Rs.	133,235.2	US$	1,590.7
Lease liabilities		131,043.0		143,894.0		1,717.9

The total lease expenses were as follows:

	Six-month period ended September 30,
	2023		2024		2024

			(In millions)
The total minimum lease expense during the period recognized in the consolidated statement of income	Rs.	11,205.9	Rs.	13,329.5	US$	159.1

The total operating cash flow for operating lease expenses for the six-month periods ended September 30, 2023 and September 30, 2024 was Rs. 9,595.3 million and Rs. 12,399.1 million (US$ 148.0 million), respectively.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The future minimum lease payments as of September 30, 2024 were as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2025 (remaining period)	Rs.	11,823.8	US$	141.2
2026		22,283.8		266.0
2027		21,909.9		261.6
2028		21,162.5		252.7
2029		19,931.5		238.0
Thereafter		117,383.0		1,401.3

Total lease payments	Rs.	214,494.5	US$	2,560.8
Less: imputed interest		70,600.5		842.9

Total operating lease liabilities	Rs.	143,894.0	US$	1,717.9

Weighted average remaining lease term (in years)		10.2		10.2
Weighted average discount rate		7.27%		7.27%

The Bank enters into lease agreements to obtain the right-of-use assets for its business operations, substantially all of which are premises. Lease liabilities and right-of-use assets are recognized when the Bank enters into operating leases and represent obligations and rights to use these assets over the period of the leases and are re-measured for modifications. Operating lease liabilities include fixed payments for the contractual duration of the lease, adjusted for renewals or terminations. The lease agreements entered into by the Bank do not include any material residual value guarantees and material restrictive covenants. The lease payments are discounted using a rate determined when the lease is recognized. In general, the Bank does not know the discount rate implicit in the lease, and so the Bank estimates a discount rate that the Bank believes approximates a collateralized borrowing rate for the estimated duration of the lease term. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate. Right-of-use assets are reported in other assets on the consolidated balance sheet and related lease liabilities are reported in accrued expenses and other liabilities. The amortization of operating lease right-of-use assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in “Non-interest expense- Premises and equipment”. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-use assets and lease liabilities. The related short-term lease expense is included in “Non-interest expense- Premises and equipment”. The Bank accounted for lease-related concessions obtained as a result of the COVID-19 pandemic in accordance with guidance in Topic 842. As of September 30, 2024, the Bank had additional undiscounted operating lease commitments of Rs. 501.9 million, predominantly for premises, with leases which have not yet commenced. These leases are expected to commence by October 2024 and have lease terms ranging from 2 to 18 years.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

21. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in Employees Stock Option Schemes (“ESOPs”) with average outstanding balance of 40,623,929 and 25,028,756 were excluded from the calculation of diluted earnings per share for the six-month periods ended September 30, 2023 and September 30, 2024, respectively, as these were anti-dilutive.

	As of September 30,
	2023	2024
Weighted average number of equity shares used in computing basic earnings per equity share	6,567,139,429	7,610,319,377
Effect of potential equity shares for stock options outstanding	30,090,707	30,324,633

Weighted average number of equity shares used in computing diluted earnings per equity share	6,597,230,136	7,640,644,010

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Six-month period ended September 30,
	2023		2024		2024
Basic earnings per share	Rs.	38.22	Rs.	45.58	US$	0.54
Effect of potential equity shares for stock options outstanding		0.17		0.18		0.01

Diluted earnings per share	Rs.	38.05	Rs.	45.40	US$	0.53

Basic earnings per ADS	Rs.	114.66	Rs.	136.74	US$	1.62
Effect of potential equity shares for stock options outstanding		0.51		0.54		0.03

Diluted earnings per ADS	Rs.	114.15	Rs.	136.20	US$	1.59

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

22. Fair value measurement

FASB ASC 820 Fair Value Measurement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level of input

Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. For Level 1 instruments, the valuation is based upon the unadjusted quoted prices of identical instruments traded in active markets. For Level 2 instruments, where such quoted market prices are not available, the valuation is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from standard valuation methodologies or internally developed models that primarily use certain inputs such as interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions.

The Bank uses its quantitative pricing models to determine the fair value of its derivative instruments. These models use multiple market inputs, including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the positions that are observable directly or indirectly. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Financial assets and financial liabilities measured at fair value on a recurring basis:

AFS debt securities: AFS debt securities are carried at fair value. Such fair values were based on quoted market prices, where available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair value of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.

Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs or significant unobservable inputs.

Equity securities: Marketable securities are measured at fair value. Non-marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Held to maturity securities: There were no HTM securities as of March 31, 2024 and September 30, 2024.

Separate Account Assets: Separate account assets are carried at fair value based on quoted market prices or market observable inputs.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Separate account liabilities: The portion of separate account assets representing contract holder’s funds shall be reported in the insurance entity’s financial statements as a summary total, with an equivalent summary total reported for related liabilities.

Liabilities on policies in force: Liabilities on policies in force is calculated as the present value of expected benefits to be paid, less the present value of expected premiums. These liabilities are determined based on GAAP and actuarial standards, using assumptions such as mortality, policy lapse, investment returns, and expenses. Assumptions are set at policy issuance to estimate experience over the benefit period. Some assumptions such as mortality, morbidity and interest rates locked in for long-duration contracts and reassessed at every reporting period.

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2024, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

			(In millions)
Assets
Trading account securities	Rs.	461,245.3	Rs.	290,951.1	Rs.	148,296.2	Rs.	21,998.0
Securities available-for-sale		8,295,487.1		548,944.7		7,608,007.7		138,534.7
Equity securities(*)		71,449.1		24,545.8		46,571.0		332.3
Separate Account Assets		955,416.3		808,309.4		147,106.9		—

Total	Rs.	9,783,597.8	Rs.	1,672,751.0	Rs.	7,949,981.8	Rs.	160,865.0

Liabilities
Liabilities on policies in force		237.2		—		237.2		—

Total	Rs.	237.2	Rs.	—	Rs.	237.2	Rs.	—

(*)	Equity securities classified within other assets.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

			(In millions)
Assets
Trading account securities	Rs.	400,276.2	Rs.	318,573.3	Rs.	53,069.1	Rs.	28,633.8
Securities available-for-sale		8,813,611.0		1,164,041.5		7,513,650.8		135,918.7
Equity securities (*)		108,983.0		22,764.1		85,659.4		559.5
Separate Account Assets		1,092,020.8		939,377.4		152,643.4		—

Total	Rs.	10,414,891.0	Rs.	2,444,756.3	Rs.	7,805,022.7	Rs.	165,112.0

Total	US$	124,342.1	US$	29,187.6	US$	93,183.2	US$	1,971.3

Liabilities
Liabilities on policies in force		100.1		—		100.1		—

Total	Rs.	100.1	Rs.	—	Rs.	100.1	Rs.	—

Total	US$	1.2	US$	—	US$	1.2	US$	—

(*)	Equity securities classified within other assets.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table summarizes certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the fiscal years ended March 31, 2024 and September 30, 2024:

Particulars	As of March 31, 2024
	(In millions)
Beginning balance at April 1, 2023	Rs.	148,435.6
Total gains or losses (realized/unrealized)
— Included in net income		614.5
— Included in other comprehensive income		1,531.8
Purchases/additions		113,003.2
Sales		(619.8)
Issuances		—
Settlements		(101,447.7)
Transfers into Level 3		—
Transfers out of Level 3		(652.6)
Foreign currency translation adjustment		—

Ending balance at March 31, 2024	Rs.	160,865.0

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	650.2

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	1,196.9

Particulars	As of September 30, 2024
	(In millions)
Beginning balance at April 1, 2024	Rs.	160,865.0
Total gains or losses (realized/unrealized)
— Included in net income		4,944.7
— Included in other comprehensive income		647.2
Purchases/additions		42,754.9
Sales		(213.0)
Issuances		—
Settlements		(43,886.8)
Transfers into Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at September 30, 2024	Rs.	165,112.0

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	4,933.4

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	163.0

The transfers out of Level 3 occurred due to listing of previously unlisted equity shares, during the fiscal year ended March 31, 2024. This reclassification reflects the transition from using unobservable inputs to determine fair value to utilizing quoted prices in an active market.

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The Bank uses its pricing models to determine the fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2024, segregated by the level of valuation inputs within the fair value hierarchy:

Fair Value Measurements Using
Particulars	Total	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
(In millions)
Derivative assets	Rs. 109,038.5	Rs.	—	Rs. 109,038.5	Rs.	—
Derivative liabilities	Rs. 109,409.9	Rs.	—	Rs. 109,409.9	Rs.	—

The following table summarizes derivative instruments measured at fair value on a recurring basis as of September 30, 2024, segregated by the level of valuation inputs within the fair value hierarchy:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	113,165.8	Rs.	—	Rs.	113,165.8	Rs.	—
Derivative liabilities	Rs.	99,827.3	Rs.	—	Rs.	99,827.3	Rs.	—

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

23. Risk and uncertainties

The Bank continues to monitor the developments in the ongoing war between Russia and Ukraine (which has entered its third year), the geo-political conflict between Israel and Hamas and recently with Iran, and the added tensions in the immediate region consequent to the terrorist attack on tourists in Pahalgam in Jammu and Kashmir, which complicates the geopolitical landscape. The tariff announcements by the United States in February 2025 and the retaliatory tariffs by China have led to increased uncertainty in the world markets. The Bank seeks to manage the associated impacts on its customers and business.

24. Subsequent events

i) In its meeting held on April 19, 2025, the Board of Directors of the Bank recommended a dividend of Rs. 22.0 per share for the fiscal year ended March 31, 2025 subject to approval of the shareholders at the next Annual General Meeting to be held. The amount of such dividend aggregated to Rs. 168,348.9 million as of March 31, 2025.

ii) As part of updated regulations relating to NBFCs issued in 2021, the RBI has mandated the listing of so-called “upper layer” NBFCs within three years of such designation. As a result, HDBFSL was required to conduct an initial public offering (“IPO”) and list its equity shares by September 2025, which IPO would include the sale of a portion of the Bank’s stake in HDBFSL. The Board approved the initiation of this process on July 20, 2024. On October 19, 2024, the Board approved the Offer for Sale (“OFS”) of such number of equity shares of face value Rs. 10 each of HDBFSL aggregating up to Rs. 100 billion held by the Bank in the proposed IPO, subject to applicable law, market conditions, receipt of necessary approvals/ regulatory clearances and other considerations. As part of the IPO by HDBFSL, the Bank sold 135.1 million equity shares of HDBFSL at a price of Rs. 740.0 per equity share, for an aggregate consideration of Rs. 100 billion and HDBFSL raised funds amounting to Rs. 25 billion. Following the IPO, the Bank holds 74.7 percent of the outstanding equity share capital of HDBFSL and HDBFSL continues to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations. On July 2, 2025, the equity shares of HDBFSL were listed on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”).